     As filed with the Securities and Exchange Commission on August 31, 1994



                                                       Registration No. 33-54707

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 ---------------

                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933


                                 ---------------


                              GRUBB & ELLIS COMPANY
             (Exact name of Registrant as specified in its charter)

                Delaware                               94-1424307
      (State or Other Jurisdiction                  (I.R.S. Employer
           of Incorporation or                       Identification
              Organization)                              Number)


                              One Montgomery Street
                                  Telesis Tower
                             San Francisco, CA 94104
    (Address, including ZIP code, and telephone number, including area code, of Registrant's principal executive offices)

                                 ---------------

                                Robert J. Walner
                    Senior Vice President and General Counsel
                              One Montgomery Street
                                  Telesis Tower
                             San Francisco, CA 94104
                                 (415) 956-1990
    (Address, including ZIP code, and telephone number, including area code, of agent for service)

                          COPIES OF COMMUNICATIONS TO:

                                 Scott R. Haber
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                        San Francisco, California  94111
                                 (415) 391-0600
                                 ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, check the following box. / /

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                         CALCULATION OF REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
                                              Proposed            Proposed
                                               Maximum             Maximum                                     Amount of
 Title of Each Class of Securities          Amount to be     Offering Price Per       Aggregate          Registration Fee (1)
         to be Registered                    Registered             Share          Offering Price
- -----------------------------------------------------------------------------------------------------------------------------

Rights to Purchase Common Stock               4,433,000              --                  --                       --
- -----------------------------------------------------------------------------------------------------------------------------
Common Stock ($.01 par value)                 4,433,000            $2.375            $10,528,375                $3,630

- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------

(1) Calculated in accordance with Rule 457. A fee in the amount of $3,619 was previously paid upon the filing of the Company's Registration Statement on Form S-3 (Reg. No. 33-54707) on July 22, 1994 and a fee in the amount of $11.00 is being paid herewith.

                              GRUBB & ELLIS COMPANY

                               RIGHTS TO PURCHASE
                     UP TO 4,433,000 SHARES OF COMMON STOCK
                            EXPIRING OCTOBER 20, 1994


          Grubb & Ellis Company (the "Company") will issue at no cost to holders of record on September 13, 1994 (the "Record Date") of its common stock, par value $0.01 per share (the "Common Stock"), one nontransferable right (a "Right") for each share of Common Stock. Each Right entitles the holder to "Expiration Time"), one share of Common Stock (the "Basic Subscription Privilege") at a subscription price of $2.375 per share (the "Subscription Price"). The Rights are nontransferable. See "The Rights Offering."

           To the extent any shares of Common Stock offered hereby are not purchased pursuant to the Basic Subscription Privilege, a holder who validly exercises all of its Rights pursuant to the Basic Subscription Privilege may oversubscribe at the Subscription Price for remaining shares of Common Stock up to a maximum number equal to the number of shares of Common Stock held by such holder as of the Record Date, subject to proration (the "Oversubscription Privilege"). See "The Rights Offering -- Oversubscription Privilege."
                                 ---------------

                    THE COMMON STOCK OFFERED HEREBY INVOLVES
                       CERTAIN RISKS.  SEE "RISK FACTORS."
                                 ---------------

           Warburg, Pincus Investors, L.P. ("Warburg"), has entered into a Standby Agreement pursuant to which it has agreed to purchase at the Subscription Price shares of Common Stock reserved for issuance pursuant to the exercise of Rights and not purchased pursuant to the Basic Subscription Privilege or the Oversubscription Privilege, subject to a maximum number of shares that will result in an aggregate purchase price paid by Warburg being equal to $10 million plus accrued interest owed to Warburg by the Company under the Loan and Security Agreement dated March 29, 1994 between the Company and Warburg (the "Bridge Loan"). If common stockholders do not purchase any shares of Common Stock in the Rights Offering, Warburg will purchase the maximum number of shares it is committed to buy under the Standby Agreement, which would be approximately 4,250,000 shares. See "Financing Transactions -- Summary of Anticipated Effects of the Financing Transaction; Dilution," "The Rights Offering -- Commitment of Warburg" and "Risk Factors."

                                             (Cover continued on following page)
                                 ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
                                                                                    Proceeds to Company(2)
                     Subscription Price              Commissions(1)             Minimum(3)          Maximum(4)
- ---------------------------------------------------------------------------------------------------------------
Per Share                  $2.375                         None                    $2.375              $2.375
- ---------------------------------------------------------------------------------------------------------------
Total                    $10,528,375                      None                  $10,528,375         $10,528,375
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------

(1) The Shares are being offered and sold directly by the Company, and no commissions or other remuneration is intended to be paid to any person for soliciting purchases of the shares in this Offering. See "The Rights Offering -- Method of Offering."
(2)  Before deducting expenses payable by the Company estimated at $350,000.
(3) Approximate proceeds assuming the purchase of Common Stock only by Warburg up to the maximum amount of its obligation. See "The Rights Offering -- Commitment of Warburg."
(4)  Assumes the exercise of all Rights.





                THE DATE OF THIS PROSPECTUS IS SEPTEMBER 13, 1994

(Continued from previous page)

          A nontransferable certificate evidencing the total number of Rights to which a stockholder is entitled is being sent with this Prospectus to each stockholder entitled to participate in this Rights Offering.

          To the extent a stockholder does not exercise his Rights, his percentage equity interest in the Company and his voting power will be reduced. See "Financing Transactions -- Summary of Anticipated Effects of the Financing Transactions; Dilution"

          The Rights may not be exercised by any person, and neither this Prospectus nor any Rights Certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transactions would be unlawful. See "The Rights Offering -- State and Foreign Securities Laws."

                                 ---------------

                              AVAILABLE INFORMATION

          The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights and the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement the Rights and the Common Stock, reference is hereby made to such Registration Statement and exhibits filed therewith. The Registration Statement, including the exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits thereto. Copies of each such contract or other document may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. The Company's Common Stock is listed on the NYSE. Reports, proxy and information statements and other information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

                                 ---------------

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The documents listed below have been filed with the Commission and are incorporated herein by reference:

          a. Annual Report on Form 10-K for the fiscal year ended December 31, 1993 filed on March 31, 1994, as amended on Form 10-K/A (Amendment No. 1) filed on April 29, 1994, Form 10-K/A (Amendment No. 2) filed July 22, 1994, and Form 10-K/A (Amendment No. 3) filed on July 27, 1994.


          b. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1994, as amended on Form 10-Q/A (Amendment No. 1) filed on July 22, 1994, and on Form 10-Q/A (Amendment No. 2) filed on


          c. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1994 filed on August 15, 1994.


          d. Proxy Statement dated July 29, 1994 in connection with the 1994 Annual Meeting of Stockholders.


          e. Description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A declared effective on April 15, 1981, except that the number of authorized shares of capital stock and common stock have been increased to 26,000,000 and 25,000,000, respectively.

          All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

          Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will furnish without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus, without exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to Investor Relations, Grubb & Ellis Company, One Montgomery Street, Telesis Tower, San Francisco, California, 94104, telephone number (415) 956-1990.

                               PROSPECTUS SUMMARY

          THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO INCORPORATED BY REFERENCE IN THIS PROSPECTUS. EACH INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY PRIOR TO MAKING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                   THE COMPANY

          Grubb & Ellis Company, a Delaware corporation organized in 1980, is California in 1958. Grubb & Ellis Company and its wholly and majority owned subsidiaries (the "Company") provide real estate services, including commercial brokerage, residential brokerage, property and facilities management (through its wholly owned operations and majority owned subsidiary, Axiom Real Estate Management, Inc. ("Axiom")) and other services for real estate owners, investors and tenants.

                               THE RIGHTS OFFERING

          The Company is distributing at no cost to holders of record on September 13, 1994 of its common stock, par value $0.01 per share (the "Common Stock"), one nontransferable right (a "Right") for each share of Common Stock.

DESCRIPTION .       Each Right entitles the holder to purchase at a subscription price of $2.375 (the "Subscription Price") one share of Common Stock (the "Basic Subscription Privilege"). On
                    September __, 1994, the closing price of the Common Stock on the NYSE was $_____ per share. See "The Rights Offering."

RECORD DATE         September 13, 1994 (the "Record Date").

EXPIRATION
 TIME . . . .       5:00 p.m. (Chicago time), October 20, 1994 (the "Expiration
                    Time").

OVERSUBSCRIPTION
PRIVILEGE . .       To the extent any shares of Common Stock offered hereby are not purchased pursuant to the Basic Subscription Privilege, a stockholder who validly exercises all of its Rights may oversubscribe at the Subscription Price for remaining shares of Common Stock up to a maximum number equal to the number of shares of Common Stock held by such holder on the Record
                    Date, subject to proration.  See "The Rights Offering --
                    Subscription Privileges."

TRANSFER  . .       The Rights are nontransferable.

STANDBY COMMITMENT
TO PURCHASE
SHARES. . . .       The Company's principal stockholder, Warburg, Pincus
                    Investors, L.P. ("Warburg"), has entered into a Standby
                    Agreement pursuant to which it has agreed to purchase at the Subscription Price shares of Common Stock reserved for issuance pursuant to the exercise of Rights and not purchased pursuant to the Basic Subscription Privilege or the Oversubscription Privilege, subject to a maximum number of shares that will result in an aggregate purchase price paid by Warburg being equal to $10 million plus accrued interest owed to Warburg by the Company under the Loan and Security Agreement dated March 29, 1994 between the Company and Warburg (the "Bridge Loan"). Warburg will pay for such the Bridge Loan and thereafter through payment of funds directly to the Company. As of

                    September 1, 1994, the Company had borrowed $6 million under the Bridge Loan. If common stockholders do not purchase any shares of Common Stock in the Rights Offering, Warburg will purchase the maximum number of shares it is committed to buy under the Standby Agreement, which would be approximately 4,250,000 shares. See "Financing Transactions--Summary of Anticipated Effects of the Financing Transaction; Dilution," "The Rights Offering -- Commitment of Warburg" and "Risk Factors."

DILUTION OF
EXISTING COMMON
STOCK . . . .       To the extent a holder of Common Stock (a "Common
                    Stockholder") does not exercise its Rights, such Common
                    Stockholder's percentage interest in the Company's voting power will be diluted. If Common Stockholders do not purchase shares of Common Stock in the Rights Offering, and Warburg purchases the maximum number of shares of Common
                    Stock that it is obligated to purchase, the ownership interest of the Common Stockholders in the Company would decrease from approximately 34% to approximately 25%, while
                    Warburg's ownership interest in the Company would increase from approximately 37% to approximately 55%. On the other hand, participation in the Rights Offering would give each Common Stockholder the opportunity to maintain or increase his or her voting power in the Company through the exercise of the Rights. If Common Stockholders fully participate in the Rights Offering, the ownership interest of the Common
                    Stockholders in the Company would increase from approximately 34% to approximately 51%. See "The Financing
                    Transactions--Summary of Anticipated Effects of the Financing Transactions; Dilution."

DILUTION UPON
EXERCISE OF
RIGHTS. . . .       The Subscription Price significantly exceeds the Company's net tangible book value per share as of June 30, 1994, after giving effect to the completion of the Rights Offering and the other Financing Transactions (as defined below). Based on an exercise price of $2.375 per share, Common
                    Stockholders who exercise Rights would have experienced an share and $8.28 per share assuming the exercise of all outstanding warrants. See "Dilution."


COMMON STOCK
OUTSTANDING PRIOR
TO THE RIGHTS
OFFERING  . .       4,433,000 shares.


COMMON STOCK
OUTSTANDING AFTER
THE RIGHTS
OFFERING  . .       8,866,000 shares, assuming the exercise of all Rights.

RISK FACTORS        An investment in the Common Stock offered by this Prospectus involves various risks, and prospective investors should carefully consider the matters discussed under "Risk
                    Factors" prior to any investment in the Company. Such risks include, among others:

               - the Company has incurred net losses in each of the last four fiscal years, primarily as a result of certain restructuring charges associated with the Company's operations, and there can be no assurance that after the Rights Offering the Company will be able to achieve increased revenue or profitability;


               - the operating activities of the Company and the settlement of various lawsuits which arose before existing management began operating the Company continue to consume net cash resulting in a lack of liquidity, which if not improved, could result in an inability to sustain the Company's operations beyond 1994;


               - the issuance of the large number of shares of Common Stock pursuant to the Rights Offering and the New Warrants (as defined below), could adversely affect the market price of the Common Stock;


               - substantial and immediate dilution in net tangible book value of the Common Stock purchased in the Rights Offering;


               - upon consummation of the Financing Transactions, the percentage of the Company's voting securities owned by existing Common Stockholders, other than Prudential and Hanauer, could be reduced significantly; if Common Stockholders do not participate in the Rights Offering, they will experience a reduction in their voting power from approximately 34% to approximately 25% of the outstanding voting power of the Company;


               - the Company does not now meet several of the listing criteria for the New York Stock Exchange ("NYSE"), and although the NYSE has informed the Company that it is the NYSE has not notified the Company of any plans to delist the Common Stock; if the NYSE were to delist the Common Stock, the market price and liquidity of the Common Stock could be adversely affected;


               - risks associated with servicing outstanding obligations, including that the Company may not have funds sufficient to meet debt obligations;


               - if the Company were forced to seek protection from its creditors under applicable federal bankruptcy laws and reorganize or liquidate its assets, it is likely that holders of Common Stock would receive little, if any, consideration in respect of their shares;


               - risks associated with the negative pressures that the prolonged real estate recession continues to place on both the volume of transactions and prices for real estate, which could adversely and materially affect the Company's operating results, cash flow and financial condition;


               - Warburg, through its current stock ownership and Board representation, is able to substantially influence the management of the day-to-day operations and affairs of the Company;

               - if Warburg as a result of its purchase of Common Stock pursuant to its standby commitment acquires control of more than 50% of the outstanding voting power of the Company, Warburg will have the power to elect a majority of the Company's Directors (subject to its obligations under the Stockholders' Agreement (as defined below)) and to approve any action requiring Stockholder approval, assuming compliance with applicable Delaware law and the Certificate of Incorporation; and


               - the Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.

USE OF PROCEEDS     The maximum net proceeds to the Company from the sale of the
                    Common Stock offered hereby are estimated to be
                    approximately $10.1 million (assuming all of the shares of
                    Common Stock offered hereby are purchased pursuant to the
                    exercise of Rights and after deducting estimated expenses of the Financing Transactions).  The minimum net proceeds of
                    million (assuming the purchase of Common Stock only by
                    Warburg up to the maximum amount of its obligation and after deducting estimated expenses of the Financing Transactions).
                    Warburg is required to fulfill its standby commitment first through cancellation of indebtedness under the Bridge Loan, including accrued interest, and thereafter through payment of funds directly to the Company.  In the event that
                    following the purchase of shares by Warburg pursuant to its standby commitment there is any outstanding indebtedness
                    remaining under the Bridge Loan, any such remaining amounts outstanding under the Bridge Loan will be retired with the
                    proceeds of the Rights Offering.   Thereafter, remaining
                    proceeds, if any, of the Rights Offering will be used for general corporate purposes. See "The Rights Offering --
                    Commitment of Warburg" and "Use of Proceeds."

                             FINANCING TRANSACTIONS

BACKGROUND

          On September 12, 1994, the Company held its Annual Meeting of Stockholders (the "Annual Meeting"), at which the stockholders of the Company (the "Stockholders"), including a majority of the Common Stockholders other than Warburg and the Company's principal lender, The Prudential Insurance Company of America ("Prudential") approved certain financing transactions (the "Financing Transactions"), including the Rights Offering. The Financing Transactions also include the amendment of certain agreements between the Company and Prudential, the issuance to Warburg, under certain circumstances, and Prudential of warrants to purchase 325,000 and 150,000 shares of Common Stock, respectively, and amendments to the outstanding Senior Preferred Stock (as defined below), the outstanding Junior Preferred Stock (as defined below) and outstanding warrants to purchase Common Stock. It is anticipated that the Financing Transactions will close promptly following the expiration of the Rights Offering. The Financing Transactions other than the Rights Offering are described below. For a discussion of the Rights Offering, see "The Rights Offering."

LOAN AGREEMENTS

          BRIDGE LOAN. On March 29, 1994, Warburg and the Company entered into a Loan and Security Agreement pursuant to which Warburg has agreed to make advances to the Company from time to time in an aggregate principal amount for all such advances outstanding not to exceed $10 million at any time. The outstanding principal amount of the Bridge Loan bears interest at a rate of 5% per annum. The Bridge Loan is secured by the Company's commercial brokerage revenues and amounts held in a cash collateral account established by the Company. Prudential also has a lien on the cash collateral account which is subordinated to Warburg's lien. As of September 1, 1994, the Company had borrowed $6 million under the Bridge Loan. As described above, all indebtedness under the Bridge Loan will be retired in connection with the Rights Offering and Warburg's standby commitment. See "The Rights Offering--Commitment of Warburg," "Financing Transactions--Exercise of Contingent Warrants," "Use of Proceeds."

          PRUDENTIAL 1994 WAIVER. On March 28, 1994, in order to facilitate the completion of the Financing Transactions, Prudential agreed to waive (the "Prudential 1994 Waiver") through December 31, 1994 certain provisions of its loan agreement with the Company (the "Prudential Debt Agreement") with respect to the outstanding 9.9% Senior Notes (the "Senior Notes"), the 10.65% Subordinated Payment-in-Kind Notes (the "PIK Notes") and the Revolving Credit Note (the "Revolving Credit Note"). Pursuant to the Prudential 1994 Waiver, Prudential waived compliance under covenants relating to working capital, cumulative operating losses and capital expenditures and waived the Company's obligation to repay or prepay any principal under the Senior Notes and the Revolving Credit Note that would have been due during 1994. Prudential excused performance of the foregoing provisions until the earlier of the execution of a definitive amendment of the Prudential Debt Agreement as contemplated by the Financing Transactions or December 31, 1994.

          PRUDENTIAL DEBT AGREEMENT. Upon consummation of the Financing Transactions, the Company and Prudential will amend the Prudential Debt Agreement with respect to the Senior Notes, the PIK Notes and the Revolving Credit Note. Pursuant to the amendment, $15 million principal amount of the Senior Notes, the PIK Notes and the Revolving Credit Note which would have been due from 1994 through 1996 will be deferred and no principal payments will be required until November 1, 1997, and thereafter (A) the Revolving Credit Note will mature November 1, 1999, (B) principal on the Senior Notes will be payable in two equal installments on November 1, 1997 and 1998, and (C) principal on the PIK Notes will be payable in two approximately equal installments on November 1, 2000 and 2001, (ii) the interest rate on the PIK Notes will increase from 10.65% to 11.65% per annum on January 1, 1996, (iii) the temporary repayment requirements applicable to the Revolving Credit Note and certain covenants relating to working capital, cumulative operating losses and capital expenditures will be ineffective until April 1, 1997, (iv) the Company will be required to maintain a ratio of EBITDA (as defined in the Prudential Debt Agreement) to total interest expense equal to or greater than 2:1 on a rolling will be required to make supplemental debt payments commencing in 1998 if the Company generates certain levels of cash flow, (vi) the Company will be permitted to make up to $5 million of loans and advances to its salespersons against future commissions and guarantees of such loans and advances; and (vii) certain other restrictions and covenants will be eliminated from the Prudential Debt Agreement or waived by Prudential.

          The following table compares the required principal payments due under the existing terms of the Prudential Debt Agreement with the required principal payments due under the Prudential Debt Agreement after giving effect to the amendments which will be effected in connection with the Financing Transactions.


                          Principal Due Under           Principal Due Under
                           Existing Terms of              Prudential Debt
                     Prudential Debt Agreement(1)     Agreement As Amended(3)
                     ----------------------------     -----------------------

     1994                     $4,000,000(2)                 $      -0-
     1995                     $5,500,000                    $      -0-
     1996                     $5,500,000                    $      -0-
     1997                     $3,000,000                    $5,000,000
     1998                     $3,000,000                    $5,000,000
     1999                     $3,000,000                    $5,000,000
     2000                            -0-                    $4,500,000
     2001                            -0-                    $4,500,000

- ----------------

(1) Under the Prudential Debt Agreement, the Company is required to repay all outstanding principal under the Revolving Credit Note for a 60-day period each year. The amount due under the Revolving Credit Note currently is $5,000,000, all of which would have been required to be paid in 1994. The Revolving Credit Note matures on December 31, 1994, at which time, the Company may convert such Note into a new term note which would mature on December 31, 1996. The table assumes that the Company elected to make such conversion.

(2) Pursuant to the Prudential 1994 Waiver, Prudential agreed to waive the Company's obligation to repay any principal under the Revolving Credit Note and to prepay the $4,000,000 principal which would have been due on the Senior Notes through the earlier of the execution of a definitive amendment of the Prudential Debt Agreement as contemplated by the Financing Transactions or December 31, 1994.

(3) Pursuant to the proposed amendments to the Prudential Debt Agreement, the requirement to repay principal under the Revolving Credit Note will be converting the Revolving Credit Note into a new term note. The table excludes PIK Notes issued and to be issued in lieu of cash interest.


ISSUANCE OF NEW WARRANTS

As consideration for acquiring unsubscribed shares of Common Stock in connection with the Rights Offering, and agreeing to the other transactions contemplated by the Rights Offering, the Company will issue to Warburg warrants to purchase 325,000 shares of Common Stock at an exercise price of $2.375 per share (the "Warburg 1994 Warrants"); provided that the Company will be obligated to issue the Warburg 1994 Warrants only if Warburg purchases at least 500,000 shares of Common Stock pursuant to the Standby Agreement. As consideration for modifying the Prudential Debt Agreement with the Company, waiving noncompliance with certain covenants and agreeing to the other transactions contemplated by the Financing Transactions, the Company will issue to Prudential warrants to purchase 150,000 shares of Common Stock at an exercise price of $2.375 per share (the "Prudential 1994 Warrants" and together with the Warburg 1994 Warrants, the "New Warrants"). Any or all of the New Warrants may be exercised at any time until five years after the date of issuance. The other terms of the New Warrants will be the same as the terms of the Existing Warrants (as defined below), after giving effect to the amendments to the Existing Warrants discussed below (including the amendments to the Warrant Anti-Dilution Provisions (as defined below).

1993 RESTRUCTURING

On January 29, 1993, the stockholders of the Company approved a financial recapitalization and debt restructuring (the "Restructuring"), pursuant to which Warburg, for a purchase price of $12,850,000, purchased (i) 128,266 shares of the Company's 12% Senior Convertible Preferred Stock (the "Senior Preferred Stock"), (ii) five-year warrants initially to purchase 340,000 shares of Common Stock, at an exercise price of $5.00 per share (the "$5.00 Warrants"), (iii) five-year warrants initially to purchase 142,000 shares of Common Stock at an exercise price of $5.50 per share (the "$5.50 Warrants" and together with the $5.00 Warrants, the "Warburg 1993 Warrants"), and (iv) warrants to purchase 373,818 shares of Common Stock at an exercise price of $5.00 per share, subject to certain limitations (the "Contingent Warrants"). Also pursuant to the Restructuring, Joe F. Hanauer ("Hanauer"), who is currently Chairman of the Board, Executive Chairman and Chief Executive Officer of the Company purchased for $900,000 (i) 8,894 shares of Senior Preferred Stock, (ii) $5.00 Warrants initially to purchase 160,000 shares of Common Stock, (iii) $5.50 Warrants initially to purchase 58,000 shares of Common Stock and (iv) Contingent Warrants to purchase 26,182 shares of Common Stock.

the existing indebtedness of the Company owed to Prudential, including the issuance to Prudential, in exchange for the cancellation of $15 million of subordinated debt, of 150,000 shares of the Company's 5% Junior Convertible Preferred Stock (the "Junior Preferred Stock" and together with the Senior Preferred Stock, the "Preferred Stock") and $5.50 Warrants initially to purchase 200,000 shares of Common Stock (the "Prudential 1993 Warrants"). The Common Stock and the Preferred Stock are sometimes collectively referred to herein as the "Capital Stock." The Warburg 1993 Warrants, the Prudential 1993 Warrants and the $5.00 Warrants and $5.50 Warrants held by Hanauer are sometimes collectively referred to herein as the "Existing Warrants."

As part of the Restructuring, Warburg, Prudential, Hanauer and the Company entered into a Stockholders' Agreement (as amended as of this date, the "Stockholders' Agreement"), which provides for the nomination of up to three persons for election as Director by Warburg and up to two persons for election as Director by Prudential.

Pursuant to the Financing Transactions, the Existing Warrants and the Preferred Stock will be subject to certain amendments and adjustments which are summarized below. See "Financing Transactions." The following chart describes the changes to the outstanding Preferred Stock, Existing Warrants and Contingent Warrants held by Warburg and Prudential which will be effected in connection with the Financing Transactions:


                                            Current Exercise Price                                   New Exercise Price
                                                 and Amount of                                          and Amount of
      Security                               Underlying Securities                                Underlying Securities(1)
- -----------------------------      ------------------------------------------             -----------------------------------------

WARBURG

    Senior Preferred Stock         Convertible into 4,256,083 shares at a                 Convertible into approximately 4,650,000
                                   conversion price of $3.0137 per share.                 shares at a conversion price of
                                                                                          approximately $2.76 per share.

    $5.00 Warrants                 Exercisable for 340,000 shares at an                   Exercisable for approximately 459,000
                                   exercise price of $5.00 per share.                     shares at an exercise price of $3.50 per
                                                                                          share.

                                   exercise price of $5.50 per share.                     shares at an exercise price of $3.50 per
                                                                                          share.

PRUDENTIAL

    Junior Preferred Stock         Convertible into 2,674,511 shares at a                 Convertible into 2,674,511 shares at a
                                   conversion price of $5.6085 per share.                 conversion price of $5.6085 per share.

    Prudential $5.50 Warrants      Exercisable for 200,000 shares at an                   Exercisable for 200,000 shares at an
                                   exercise price of $5.50 per share.                     exercise price of $3.50 per share.
HANAUER(2)

    Senior Preferred Stock         Convertible into 295,118 shares at a                   Convertible into approximately 322,000
                                   conversion price of $3.0137 per share.                 shares at a conversion price of
                                                                                          approximately $2.76 per share.

    $5.00 Warrants                 Exercisable for 160,000 shares at an                   Exercisable for approximately 216,000
                                   exercise price of $5.00 per share.                     shares at an exercise price of
                                                                                          approximately $3.70 per share.

    $5.50 Warrants                 Exercisable for 58,000 shares at an                    Exercisable for approximately 81,000
                                   exercise price of $5.50 per share.                     shares at an exercise price of
                                                                                          approximately $3.94 per share.

    Contingent Warrants            Exercisable for 26,182 shares at an                    Exercisable for approximately 35,000
                                   exercise price of $5.00 per share.                     shares at an exercise price of
                                                                                          approximately $3.70 per share.

- ----------------------

(1) Assumes the issuance of all shares of Common Stock reserved for issuance in the Rights Offering. The exact adjustments will be based on, among other things, the number of shares of Common Stock issued in the Rights Offering.

(2) All changes to the number of underlying securities and exercise or conversion price of the securities held by Hanauer will be made solely upon application of the anti-dilution provisions contained in such securities.


AMENDMENTS TO EXISTING WARRANTS

          Upon consummation of the Financing Transactions, the Warburg 1993 and amendments. The exercise price and the number of shares of Common Stock issuable upon exercise of each Existing Warrant currently are subject to adjustment from time to time upon the occurrence of certain events, including upon the issuance of rights, options, warrants or securities directly or indirectly convertible into Common Stock, and certain issuances of Common Stock, for a consideration per share less than the greater of the current market price or the warrant exercise price per share on the date of such issue (the "Warrant Anti-Dilution Provisions"). Upon consummation of the Financing Transactions, the exercise prices of the Warburg 1993 Warrants will be reduced to $3.50 per share and the number of shares issuable upon exercise of the Warburg 1993 Warrants will be increased from 340,000 and 142,000 to approximately 459,000 and 198,000 shares of Common Stock for the $5.00 Warrants and $5.50 Warrants, respectively. The exact adjustments will be based on, among other things, the number of shares of Common Stock issued in the Rights Offering. The exercise price of the Prudential 1993 Warrants will be reduced to $3.50 per share, but the number of shares of Common Stock issuable upon exercise will not change.
The expiration date of the Prudential 1993 Warrants will be extended from January 29, 1998 to December 31, 1998. Upon consummation of the Financing Transactions, the Warrant Anti-Dilution Provisions contained in the Existing Warrants held by Warburg and Prudential will be amended to, among other things, eliminate the anti-dilution protection upon issuance of shares at a price which is less than the greater of the market price and the exercise price.

CANCELLATION OF CONTINGENT WARRANTS

          Upon consummation of the Restructuring, Warburg acquired Contingent Warrants to purchase 373,818 shares of Common Stock only in the event that the Company incurs a defined liability in excess of $1,500,000 at an aggregate exercise price equal to the lesser of 93.45% of the amount by which such excess liability exceeds $500,000 or $5.00 per share multiplied by the number of shares purchased. The other terms of the Contingent Warrants, including the anti-dilution provisions, are the same as those contained in the Existing Warrants. Concurrently with the consummation of the Rights Offering, the Contingent Warrants will be cancelled; PROVIDED that Warburg will be obligated to surrender the Contingent Warrants for cancellation only if the Company issues the Warburg 1994 Warrants.

AMENDMENTS TO PREFERRED STOCK

          Upon consummation of the Restructuring, the Company issued Warburg and Hanauer 128,266 and 8,894 shares of Senior Preferred Stock and issued to Prudential 150,000 shares of Junior Preferred Stock. Upon consummation of the Financing Transactions, the Company's Certificate of Incorporation will be Junior Preferred Stock will be amended as described below.

          REDEMPTION PROVISIONS. The Preferred Stock is subject to mandatory redemption at certain specified times commencing on November 1, 2000. Upon consummation of the Financing Transactions, the mandatory redemption provisions will be eliminated, except that under certain limited circumstances, the Company may be required to redeem the Junior Preferred Stock in connection with an underwritten public offering of the Company's Common Stock as described in "--Conversion of Junior Preferred Stock" below.

          ANTI-DILUTION PROVISIONS. The outstanding shares of Senior Preferred Stock, all of which are held by Warburg and Hanauer, currently are convertible into an aggregate of 4,551,201 shares of Common Stock, at the option of the holder, at a conversion price of $3.0137 per share of Common Stock. The outstanding shares of Junior Preferred Stock, all of which are held by Prudential, currently are convertible into an aggregate of 2,674,511 shares of Common Stock, at the option of the holder, at a conversion price of $5.6085 per share of Common Stock. The Preferred Stock currently provides that the conversion prices are subject to adjustment from time to time upon the occurrence of certain events, including upon the issuance of rights, options, warrants or securities directly or indirectly convertible into Common Stock, and certain issuances of Common Stock for a consideration per share less than the greater of the current market price or the conversion price per share on the date of such issue (the "Preferred Stock Anti-Dilution Provisions"). Warburg, Hanauer and Prudential have waived application of the Preferred Stock Anti-Dilution Provisions with respect to issuances by the Company from January 29, 1993 through consummation of the Financing Transactions pursuant to the Company's 1990 Stock Option Plan (including securities issued upon the exercise of stock options granted pursuant to such Plan) and the Company's Employee Stock Purchase Plan. Upon consummation of the Rights Offering and upon application of the Preferred Stock Anti-Dilution Provisions, the conversion price of the Senior Preferred Stock will be adjusted to approximately $2.76 per share, assuming the issuance of all shares reserved for issuance in the Rights Offering. As a result of the adjustment to the conversion price, the number of shares of Common Stock issuable upon conversion of the Senior Preferred Stock held by Warburg and Hanauer will increase to approximately 4,972,000. The exact adjustments will be based on, among other things, the number of shares of Common Stock issued in the Rights Offering. Prudential has agreed to waive the application of the Preferred Stock Anti-Dilution Provisions with respect to the Junior Preferred Stock in connection with the Financing Transactions. Upon
Provisions contained in the Senior Preferred Stock held by Warburg and the Junior Preferred Stock held by Prudential will be amended to, among other things, eliminate the anti-dilution protection upon issuance of shares at a price which is less than the greater of the market price and the conversion price.

          DIVIDEND RATE. Holders of the Senior Preferred Stock and the Junior Preferred Stock are entitled to receive cumulative dividends payable in cash, at a rate of 12% and 5% per annum, respectively. Upon consummation of the Financing Transactions, the Junior Preferred Stock will be amended to increase the dividend rate effective January 1, 2002 to 10% per annum with further increases of 1% per annum effective January 1, 2003 and January 1, 2004 and 2% per annum effective January 1, 2005 and each January 1 thereafter. Also in connection with the Financing Transactions, the Senior Preferred Stock will be amended so that at such time as the dividend rate on the Junior Preferred Stock would increase above the dividend rate on the Senior Preferred Stock, the dividend rate on the Senior Preferred Stock will increase by the same amount. Assuming no other changes to the dividend rates of the Preferred Stock, as a result of these amendments, the dividend rate on the Senior Preferred Stock will increase by 2% per annum effective January 1, 2005. The Preferred Stock is subject to mandatory conversion provisions under certain limited circumstances, pursuant to which the Preferred Stock would be converted to Common Stock. The conversion price of the Preferred Stock is not subject to adjustment for accrued but unpaid dividends and upon conversion the dividends are no longer payable.

          CONVERSION OF JUNIOR PREFERRED STOCK. The Junior Preferred Stock will be amended to provide that in the event that the Company undertakes to sell Common Stock in an underwritten public offering and the Company's investment bankers advise the Company that in order to complete the public offering on the most favorable terms to the Company it is necessary to retire the Junior Preferred Stock, then the Company may direct all holders of the Junior Preferred Stock to convert the Junior Preferred Stock to Common Stock; provided that such holders will be obligated to convert only after the later of the time Warburg has committed to convert its Senior Preferred Stock and the consummation of such underwritten public offering. If the holders of the Junior Preferred Stock are required to convert the Junior Preferred Stock at a time when the Common Stock issuable upon conversion would have a value less than the accreted value of the Junior Preferred Stock (including all unpaid dividends), then such holders must either, at their option, require the Company to redeem the Junior Preferred

AMENDMENTS TO STOCKHOLDERS' AGREEMENT

          The Stockholders' Agreement, which contains agreements among Warburg, Prudential and Hanauer with respect to voting for the election of Directors and grants Warburg, Prudential and Hanauer certain registration rights with respect to the securities received by them in the Restructuring, will be amended so that Warburg and Prudential will have the same registration rights for the New Warrants, the Common Stock issuable upon exercise of the New Warrants and any shares of Common Stock acquired in connection with the Rights Offering. The Common Stock issuable upon exercise of the New Warrants and the Common Stock acquired in connection with the Rights Offering will be subject to the voting requirements of the Stockholders' Agreement.

SUMMARY OF ANTICIPATED EFFECTS OF THE FINANCING TRANSACTIONS

          The Financing Transactions, if approved and implemented, will have a material effect on the Company and on the holders of the Company's Common Stock. The Financing Transactions may result in a significant dilution of the equity ownership of the Common Stockholders, depending on the participation of the Common Stockholders in the Rights Offering. In addition, adjustments in the number of shares issuable upon conversion of the Senior Preferred Stock, adjustments in the number of shares issuable upon exercise of the Existing Warrants held by Warburg and Hanauer and the Contingent Warrants held by Warburg (if not cancelled) and Hanauer and the issuance of the New Warrants will have a dilutive effect on the equity ownership of the Common Stockholders. Such dilution would reduce a Common Stockholder's ownership interest in the Company. See "The Financing Transactions--Summary of Anticipated Effects of the Financing Transactions."

                     HISTORICAL AND PRO FORMA CAPITALIZATION

          The following table sets forth the capitalization of the Company as of June 30, 1994, and such capitalization as adjusted to give effect to the consummation of the Financing Transactions, including the Rights Offering, assuming that the Financing Transactions had occurred as of June 30, 1994. This table should be read in conjunction with the Company's consolidated financial statements for the six months ended June 30, 1994 contained in the Form 10-Q for the quarter ended June 30, 1994, incorporated herein by reference.


                                                                                           June 30, 1994
                                                                                            (unaudited)
                                                                                          (in thousands)
                                                                                 Historical          Pro Forma(1)
                                                                                 ----------          ------------

Long-term debt obligations:

   Related Party

     9.9% Senior Notes                                                           $  10,000           $  10,000

     10.65% PIK Notes, net of $920,000 cancellation and
       $408,000 of unamortized discount                                              9,636               9,636

     Revolving Credit Note                                                           5,000               5,000

     Bridge Loan                                                                     6,000                  --(2)

   Notes payable at various rates of interest, due through
        2005, long-term portion                                                        766                 766

   Other                                                                               256                 256
                                                                             -------------       -------------
Total long-term debt obligations                                                    31,658              25,658
                                                                             -------------       -------------
Redeemable preferred stock:
   12% Senior convertible preferred stock:
     137,160 shares outstanding                                                     15,366                  --
   5% Junior convertible preferred stock:
     150,000 shares outstanding                                                     15,942                  --
                                                                             -------------       -------------
Total redeemable preferred stock                                                    31,308                  --
                                                                             -------------       -------------
Stockholders' equity:

   Preferred stock, $.01 par value:
     1,000,000 shares authorized; 287,160 shares issued as
     redeemable preferred stock; as adjusted: 8,894 shares of
     Series A 12% Senior Convertible Preferred Stock
     outstanding, 128,266 shares of Series B 12% Senior
     Convertible Preferred Stock outstanding and 150,000
     shares of 5% Junior Convertible Preferred Stock
     outstanding, with dividend rates subject to increase
     commencing 2005, 2005 and 2002, respectively                                       --             31,308

   Common stock, $.01 par value:
     25,000,000 shares authorized; 4,114,549 shares
     outstanding; 8,229,098 shares outstanding as adjusted                              42                  83


   Retained earnings (deficit)                                                    (120,520)           (120,520)
                                                                             -------------       -------------
Total stockholders' equity (deficit)                                               (73,538)            (32,808)
                                                                             -------------       -------------
Total capitalization                                                             $ (10,572)          $  (7,150)
                                                                             -------------       -------------
                                                                             -------------       -------------


- --------------------

(1) Assumes consummation of the Financing Transactions, including the issuance of 4,114,549 shares of Common Stock pursuant to the Rights Offering and the effectiveness of amendments to the Certificate of Incorporation pursuant to which the mandatory redemption provisions of the Preferred Stock will be eliminated. Also assumes payment of expenses attributable to the Rights Offering of $350,000. The


                                       xv




     number of shares reserved for issuance upon exercise of the Rights will be dependent on the number of shares outstanding as of the Rights Offering, which is anticipated to be approximately 4,400,000 shares.

(2) Pursuant to the Financing Transactions, all indebtedness under the Bridge Loan will be repaid with the proceeds from the Rights Offering and/or retired pursuant to the Standby Agreement. See "Use of Proceeds" and "The Rights Offering - Commitment of Warburg."



                                  RISK FACTORS

          AN INVESTMENT IN THE SHARES OFFERED BY THIS PROSPECTUS INVOLVES CERTAIN RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE ENTIRE PROSPECTUS AND CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING A DECISION TO PARTICIPATE IN THE RIGHTS OFFERING.

HISTORICAL NET LOSSES; STOCKHOLDERS' DEFICIT


          The Company has incurred net losses in each of the last four fiscal years, primarily as a result of certain restructuring charges associated with the Company's operations. During fiscal years 1990, 1991 and 1992, losses increased from $29.8 million in 1990 to $49.3 million in 1991 and to $59.7 million in 1992. The Company's net loss for 1993 was $18.2 million. Over the same four-year period, stockholders' equity decreased from $55.5 million in 1990, to $6.5 million in 1991, to a deficit of $51.5 million in 1992 and to a deficit of $68.9 million in 1993, as a direct result of the losses from did not incur any material defaults under its outstanding debt obligations. There can be no assurance that after the Rights Offering the Company will be able to achieve increased revenue or profitability.


LACK OF LIQUIDITY


          The operating activities of the Company and the settlement of various lawsuits which arose before existing management began operating the Company continue to consume net cash. The Company believes that as a result of the proceeds of the Rights Offering, the cost reduction programs already implemented, the nonrecurring nature of lawsuits which generally arose out of discontinued operations and the deferral of principal owed to Prudential, the Company will have sufficient cash liquidity through 1994. In order for cash flow from operating activities to be sufficient to sustain the Company's operations beyond 1994, the Company will likely be required to achieve an increase in revenue. There can be no assurance that such an increase in revenue will occur or that it will be sufficient to maintain adequate cash to continue operations beyond 1994.


POSSIBLE DECLINE OF STOCK PRICE AFTER RIGHTS OFFERING


          The issuance of approximately 4,400,000 shares pursuant to the Rights Offering at $2.375 per share and the New Warrants (as defined below) to purchase 475,000 shares of Common Stock at $2.375, which together would represent approximately 27% of the equity of the Company on a fully diluted basis, could adversely affect the market price of the Common Stock. On March 28, 1994, the last trading day prior to the announcement of the Financing Transactions by the Company, the closing sales price on the NYSE was $3-3/8 per share. On
September __, 1994, the closing sales price of the Common Stock on the NYSE was $_____ per share.


DILUTION IN NET TANGIBLE BOOK VALUE UPON EXERCISE OF RIGHTS


          The Subscription Price per Right significantly exceeds the Company's net tangible book value per share as of March 31, 1994, after giving effect to the completion of the Rights Offering. Based on an exercise price of $2.375 per share, Common Stockholders who exercise Rights would have experienced an immediate dilution in net tangible book value of $10.17 per share and $8.28 per share assuming the exercise of all outstanding warrants. See "Summary--Historical and Pro Forma Capitalization."


DILUTION OF VOTING POWER OF EXISTING COMMON STOCK


          Upon consummation of the Financing Transactions, the percentage of the Company's voting securities owned by existing Common Stockholders, other than Prudential and Hanauer, could be reduced significantly on a fully diluted basis. In particular, such reduction will result from the issuance of shares of Common Stock pursuant to the Rights Offering, adjustments in the number of shares the Contingent Warrants held by Warburg (if not cancelled) and Hanauer and the issuance of the New Warrants. If Common Stockholders do not participate in the Rights Offering, the outstanding voting power held by such Common Stockholders will be reduced from approximately 34% to approximately 25% of the outstanding voting power of the Company. On a fully diluted basis, assuming exercise of all outstanding warrants and conversion of Preferred Stock, the outstanding voting power held by such Common Stockholders will be reduced from approximately 31% to approximately 22% of the outstanding voting power of the Company. See "Financing Transactions--Summary of Anticipated Effects of the Financing Transactions; Dilution."


EFFECT ON COMMON STOCK OF FAILURE TO MEET CONTINUED LISTING CRITERIA ON THE NYSE


          There are certain quantitative and qualitative criteria for the continued listing of the Common Stock on the NYSE. The Company does not now meet several of the criteria, including a minimum level of net tangible assets and three year average net income, and does not anticipate it will meet such criteria after the Financing Transactions. Although the NYSE has informed the Company that it is closely monitoring the Company's continued listing status, it has not notified the Company of any plans to delist the Common Stock. In the event of delisting, the Company will use its best efforts to have its Common Stock traded in another market, such as the over-the-counter market. However, the delisting of the Common Stock by the NYSE could have an adverse impact on the market price and liquidity of the Common Stock.


SUBSTANTIAL DEBT OBLIGATIONS; INABILITY TO SERVICE DEBT


          After completion of the Financing Transactions, the Company will continue to have substantial debt obligations of approximately $24 million under the Prudential Debt Agreement and will continue to have significant Preferred Stock dividend obligations. Management believes that, after completion of the Financing Transactions, it will have sufficient operating cash flow to pay interest and scheduled amortization on all of its outstanding indebtedness. In 1994, the Company's obligations for cash interest payments will be approximately $1.3 million. See "Financing Transactions--Financing Transactions and Deferral of Debt Payments" for a description of the Company's future obligations of principal payments. However, even if the Financing Transactions are completed, the Company's ability to meet its debt service obligations will depend on a number of factors, including its ability to improve operating cash flow. There can be no assurance that targeted levels of operating cash flow will actually be achieved. The Company's ability to maintain or increase operating cash flow will be largely dependent upon the real estate markets across the country.

ADVERSE IMPACT OF REORGANIZATION UNDER FEDERAL BANKRUPTCY CODE ON VALUE OF COMMON STOCK


          If, in the future, the Company's financial forecasts indicate that there is no longer a reasonable prospect to meet its debts as they come due, the Company could be required to restructure its financial affairs under the Federal Bankruptcy Code or seek some other type of restructuring. If the Company were unable to meet its debt service burden, the Company would be forced to seek protection from its creditors under applicable federal bankruptcy laws. If this were to occur and the Company were forced to reorganize or liquidate its assets, it is likely that holders of Common Stock would receive little, if any, consideration in respect of their shares.


ADVERSE EFFECT OF CONTINUING REAL ESTATE RECESSION ON COMPANY'S OPERATIONS


          If the prolonged real estate recession continues, it may place severely negative pressures on both the volume of transactions and prices for real estate. Further declines in the volume of transactions and prices for real estate could adversely and materially affect the Company's operating results, cash flow and financial condition and could require the Company to discontinue certain of its operations or sell additional assets.

OWNERSHIP BY CONTROLLING STOCKHOLDERS AND POSSIBLE EFFECTS

          Warburg currently holds approximately 36.5% of the outstanding Capital Stock of the Company, and approximately 39.5% on a fully diluted basis assuming the exercise of warrants. Warburg, through ownership of its Senior Preferred Stock and Common Stock and Board representation, is able to substantially influence the management of the day-to-day operations and affairs of the Company. Prudential holds approximately 26.4% of the outstanding Capital Stock of the Company (approximately 25.3% on a fully diluted basis assuming the exercise of all warrants) and is the Company's principal lender. As a result of such stock ownership, Warburg and Prudential collectively have the power to elect all of the Directors of the Company and collectively have the power, as shareholders, to act together to approve all fundamental corporate transactions, including mergers and the sale of all or substantially all of the Company's assets.

POSSIBLE CONFLICTS OF INTEREST

          Following the completion of the Financing Transactions, Warburg will hold between approximately 28.0% and approximately 54.4% of the outstanding Capital Stock of the Company, depending on the participation of the Common Stockholders in the Rights Offering. On a fully diluted basis, assuming exercise of all outstanding warrants, Warburg will hold between approximately 31.5% and approximately 54.8% of the outstanding Capital Stock of the Company, depending on the participation of the Common Stockholders in the Rights voting power of the Company, Warburg will have the power to elect a majority of the Company's Directors (subject to its obligations under the Stockholders' Agreement (as defined below)) and to approve any action requiring Stockholder approval, assuming compliance with applicable Delaware law and the Certificate of Incorporation, including approval of certain corporate transactions, including a merger or the sale of all or substantially all of the Company's assets.


          Common Stockholders should be aware that two of the Board's six members have been nominated by Warburg and thus have certain interests that are in addition to and may conflict with those of Common Stockholders. In connection with the Financing Transactions, Warburg has agreed to loan the Company up to $10 million under the Bridge Loan, and through September 1, 1994, has advanced the Company $6 million under the Bridge Loan. Also in connection with the Financing Transaction, Warburg has agreed to purchase shares of Common Stock not purchased by Common Stockholders in the Rights Offering and, under certain circumstances, will be granted the Warburg 1994 Warrants. In addition, Hanauer holds Preferred Stock and warrants which will be subject to certain anti-dilution adjustments as a result of the Financing Transactions.


          As a significant institutional investor in real estate, Prudential also utilizes the services of the Company and its competitors on a regular basis. Prudential, its affiliates and franchisees paid the Company approximately $4.6 million for management of several of its properties and for leasing commissions during 1993. The Company also rents office space in the ordinary course of business under a long-term lease from a partnership of which Prudential is a general partner, paying approximately $1.3 million in rent during 1993. See "Financing Transactions--Summary of Anticipated Effects of the Financing Transactions; Dilution."

ABSENCE OF DIVIDENDS ON COMMON STOCK

          The Company does not anticipate paying any cash dividends in the foreseeable future. The Prudential Debt Agreement contains provisions that prohibit payment of cash dividends or distributions on the Common Stock. In addition, unless full cumulative dividends have been paid on the Senior Preferred Stock and the Junior Preferred Stock, the Company will not be entitled to pay dividends on the Common Stock.

EFFECT ON COMMON STOCK OF SHARES ELIGIBLE FOR FUTURE SALE


          Upon consummation of the Financing Transactions, a total of approximately 9,312,000 shares of Common Stock will be issuable upon conversion of the Preferred Stock and upon exercise of outstanding warrants. The Company also has stock option, purchase and other plans covering up to 1,660,000 shares stock option plans were outstanding as of June 1, 1994. The conversion of such shares of Preferred Stock and the exercise of such warrants and options, along with the issuance of shares under other Company plans, would result in the issuance of a substantial number of shares of Common Stock, thereby diluting the proportionate equity interests of the holders of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of warrants or options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

                               THE RIGHTS OFFERING

THE RIGHTS

          The Company is distributing as soon as practicable after the date of this Prospectus, at no cost, to each holder of Common Stock of record as of September 13, 1994 (the "Record Date"), one Right for each share of Common Stock. Each Right entitles the holder to purchase at the subscription price of $2.375 (the "Subscription Price") one share of Common Stock. Rights expire at 5:00 p.m. (Chicago time) on October 20, 1994 (the "Expiration Time").

          The Rights are evidenced by nontransferable rights certificates ("Rights Certificates"), which record holders are receiving with copies of this Prospectus.

          Stockholders may (a) purchase Common Stock through the exercise of their Rights (including Rights obtained pursuant to the Oversubscription Privilege) or (b) allow Rights to expire unexercised.

          There is no minimum number of shares which must be subscribed for in the Rights Offering. There is no assurance that any shares offered hereby will be subscribed for and purchased by holders of Common Stock, in which case Warburg will acquire up to approximately 4,250,000 shares. See "-- Commitment of Warburg."

          All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of Rights are the responsibility of the holder of the Rights and none of such commissions, fees or expenses shall be paid by the Company.

          Reference is made to the "Instructions for Completing Rights Form" accompanying the Rights Certificate for a description of how to exercise Rights.

METHOD OF OFFERING

          The Rights Offering is being made directly by the Company. The Company will pay no underwriting discounts or commissions, finders fees or other remuneration in connection with any distribution of the Rights or sales of the shares of Common Stock offered hereby, other than the fees paid to Harris Trust expenses of the Rights Offering will total approximately $350,000.

SUBSCRIPTION PRIVILEGES

          BASIC SUBSCRIPTION PRIVILEGE. Each Right will entitle the holder to purchase at the Subscription Price one share of Common Stock (the "Basic Subscription Privilege"). Each holder is entitled to subscribe for all or any portion of the shares of Common Stock that may be acquired through the exercise of its Basic Subscription Privilege.

          OVERSUBSCRIPTION PRIVILEGE. Any shares of Common Stock offered hereby and not purchased pursuant to the Basic Subscription Privilege will be available for subscription pursuant to an oversubscription privilege (the "Oversubscription Privilege"). A holder who validly exercises all of the Rights evidenced by the Rights Certificate issued pursuant to the Rights Offering may oversubscribe at the Subscription Price for remaining shares of Common Stock, up to a maximum number equal to the number of shares of Common Stock held by such holder as of the Record Date. If the total number of shares of Common Stock available for purchase pursuant to the Oversubscription Privilege (the "Excess Shares") is insufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata among the holders exercising the Oversubscription Privilege in proportion to the number of Rights exercised by each such holder, relative to the number of Rights exercised by all holders exercising the Oversubscription Privilege. No fractional shares will be issued. The Oversubscription Privilege is not transferable.

          The Company will notify a holder exercising the Oversubscription Privilege promptly after the Expiration Time of the number of Excess Shares available to such holder for oversubscription. If a proration of the Excess Shares results in a holder's receiving fewer shares of Common Stock than the holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that holder as the Subscription Price for shares not issued will be returned by mail to subscribers as soon as practicable after the Expiration Time, without interest or deduction.

          In order to exercise the Oversubscription Privilege, banks, brokers and other nominee holders who exercise the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify (a "Nominee Holder Certification") to the Subscription Agent and the Company the number of shares held on the Record Date on behalf of each such beneficial owner of Rights, the number of Rights as to which the Basic Subscription Privilege has been exercised on behalf of each such beneficial owner, that each such beneficial owner's Basic Subscription Privilege held in the same capacity has been exercised in full and Oversubscription Privilege by each such beneficial owner, and to record certain other information received from each such beneficial owner.

COMMITMENT OF WARBURG

          The Company's principal stockholder, Warburg, Pincus Investors, L.P. ("Warburg"), has entered into a Standby Agreement pursuant to which it has agreed to purchase at the Subscription Price shares of Common Stock reserved for issuance pursuant to the exercise of Rights and not purchased pursuant to the Basic Subscription Privilege or the Oversubscription Privilege, subject to a maximum number of shares that will result in an aggregate purchase price paid by Warburg being equal to $10 million plus accrued interest owed to Warburg by the Company under the Loan and Security Agreement dated March 29, 1994 between the Company and Warburg (the "Bridge Loan"). Warburg will pay for such shares first through the cancellation of indebtedness under the Bridge Loan, and thereafter through payment of funds directly to the Company. As of September 1, 1994, the Company had borrowed $6 million under the Bridge Loan. If Common Stockholders do not purchase any shares of Common Stock in the Rights Offering, Warburg will purchase the maximum number of shares it is committed to buy under the Standby Agreement, which would be approximately 4,250,000 shares. See "Financing Transactions -- Summary of Anticipated Effects of the Financing Transaction; Dilution" and "Risk Factors."

EXERCISE OF RIGHTS AND SUBSCRIPTION AGENT

          Rights holders may exercise the Basic Subscription Privilege and the Oversubscription Privilege by properly completing and signing the subscription form on the Rights Certificate, including, if required, a signature guarantee from an Eligible Institution (as defined in "Instructions for Completing Rights Certificates" accompanying the Rights Certificate), and mailing or delivering the Rights Certificate to Harris Trust Company of California (the "Subscription Agent"), together with payment of the aggregate Subscription Price in full (in United States dollars). A holder who wishes to exercise the Oversubscription Privilege may elect to subscribe for (a) a specified number of shares (subject to the maximum oversubscription permitted hereby) or (b) the maximum number of shares to which he may be entitled to oversubscribe.

          A holder may exercise Rights in whole or in part, but no Rights may be exercised for fractional shares. If an exercising Rights holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the holder indicates are being exercised, then the holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate Subscription Price payment payment delivered by the holder exceeds the product of the Subscription Price multiplied by the number of Rights evidenced by the Rights Certificate delivered by the holder (such excess being the "Subscription Excess"), the holder will be deemed to have exercised the Oversubscription Privilege to purchase, to the extent available, that number of whole Excess Shares equal to the quotient obtained by dividing the Subscription Excess by the Subscription Price. Any amount remaining after application of the foregoing procedures shall be returned to the holder as soon as practicable by mail without interest or deduction.

          Rights Certificates and payment should be mailed or delivered by hand or overnight courier by such holders to:

IF BY MAIL:                                  IF BY HAND OR OVERNIGHT COURIER:

     Harris Trust Company of California      Harris Trust Company of California
     c/o Harris Trust and Savings Bank       c/o Harris Trust and Savings Bank
     P.O. Box 830                            311 West Monroe, 11th Floor
     Chicago, Illinois 60690-0830            Chicago, Illinois 60606

          The Subscription Agent's telephone number is (312) 461-3324.

          Payment of the Subscription Price may be made by wire transfer, check, bank draft or money order payable to the order of Harris Trust Company of California, as Subscription Agent, for all shares of Common Stock subscribed for. Wire transfers should be sent to: Harris Trust & Savings Bank, ABA:
071000288, Account No: 1092113, Account Name: Harris Trust Shareholder Services.

          The Subscription Price will be considered to have been paid only upon clearance of the wire transfer, check, bank draft or money order tendered therefor. All funds received by the Subscription Agent from the exercise of the Rights will be deposited upon receipt.

          Pending issuance of certificates representing shares of Common Stock, funds received for the exercise of Rights and, if applicable, the Oversubscription Privilege, will be held in a segregated escrow account. If shares are not issued pursuant to the Basic Subscription Privilege, or if a holder exercising the Oversubscription Privilege is allocated less than all of the shares of Common Stock for which that holder subscribed pursuant to the Oversubscription Privilege, then the excess funds held in escrow paid by such holder shall be returned by mail without interest or deduction as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the Rights Offering have been effected.

          Certificates representing the shares of Common Stock subscribed for will be issued and delivered as soon as practicable after payment of the Subscription Price. Subscribers will have no rights as stockholders of the Company until stock certificates representing the shares of Common Stock

          If, prior to the Expiration Time, the Subscription Agent receives payment in full for each share of Common Stock being subscribed for and a written notice of guarantee (a "Notice of Guaranteed Delivery") from an Eligible Institution stating the name of the subscriber, the number of Rights represented by Rights Certificate it holds and the number of shares of Common Stock subscribed for, and guaranteeing the prompt delivery of the Rights Certificate, such subscription may be accepted (such procedure being referred to as the "Guaranteed Delivery Procedure"). However, no such exercise of Rights shall be honored unless the Company receives the duly completed Rights Certificate at or before

5:00 p.m., Chicago Time, on October 27, 1994. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as the Rights Certificates at the addresses set forth above, or may be delivered by telecopy to (312) 765-8244.

          ONCE A HOLDER HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE, THE EXERCISE MAY NOT BE REVOKED.

          TO BE ACCEPTED, THE PROPERLY COMPLETED RIGHTS CERTIFICATES AND PAYMENT WITH RESPECT TO THE EXERCISE OF THE BASIC SUBSCRIPTION PRIVILEGE AND THE OVERSUBSCRIPTION PRIVILEGE MUST BE RECEIVED BY THE COMPANY BEFORE 5:00 P.M., CHICAGO TIME, ON OCTOBER 20, 1994, UNLESS THE GUARANTEED DELIVERY PROCEDURE IS COMPLIED WITH.

          THE INSTRUCTIONS ACCOMPANYING THE RIGHTS CERTIFICATE SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. RIGHTS CERTIFICATES SHOULD BE SENT WITH PAYMENT TO THE SUBSCRIPTION AGENT. DO NOT SEND RIGHTS CERTIFICATES TO THE COMPANY.

          Questions relating to the method of subscription and requests for additional copies of this Prospectus should be directed to the Subscription Agent at (312) 461-3324.

INFORMATION AGENT

          The Company has engaged Morrow & Co., Inc. to act as information agent (the "Information Agent") and to assist the Company in contacting certain stockholders in connection with the Rights Offering. Pursuant to this engagement, the Information Agent will be calling directly certain of the Company's stockholders, as well as brokers in whose name the shares of Common Stock may be held of record by such stockholders, to inform them of the Rights Offering. Upon request of the stockholders, the Information Agent will follow up by sending an information packet containing this Prospectus and the instructions for the use of the Subscription Certificate. The Information Agent will neither supply Rights Certificates nor will it be able to accept completed Rights Certificates on behalf of the Company. RIGHTS HOLDERS SHOULD NOT FORWARD THEIR COMPLETED RIGHTS CERTIFICATES TO THE INFORMATION AGENT. EXERCISE OF THE RIGHTS MAY BE MADE ONLY BY DELIVERY OF THE RIGHTS CERTIFICATES TO THE

          The Information Agent's address and phone number are as follows:

          Morrow & Co., Inc.
          909 3rd Avenue
          New York, New York  10022-4799
          Call Collect:  (212) 741-5511

EXPIRATION OF RIGHTS

          THE RIGHTS WILL EXPIRE AND BECOME VOID AT 5:00 P.M., CHICAGO TIME, ON OCTOBER 20, 1994 (the "Expiration Time").

          Rights not exercised prior to the Expiration Time will no longer be exercisable and will be cancelled without further action. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Time, except pursuant to the Guaranteed Delivery Procedure described above.

          The Company reserves the right, in its sole discretion, to extend the Expiration Time in order to deal with any unforeseen contingencies relating to the conduct of the Rights Offering, but does not otherwise expect to extend the Expiration Time.

DELIVERY OF CERTIFICATES

          Certificates for shares of Common Stock issuable upon exercise of the Basic Subscription Privilege will be mailed as soon as practicable after the subscriptions have been accepted by the Subscription Agent to holders not participating in the Oversubscription Privilege. Certificates for shares of Common Stock issuable upon exercise of the Basic Subscription Privilege and the Oversubscription Privilege will be mailed as soon as practicable after the Expiration Time. However, holders participating in the Oversubscription Privilege may elect to have certificates for shares of Common Stock issuable upon exercise of the Basic Subscription Privilege mailed as soon as practicable after the subscriptions have been accepted and to have certificates representing shares issuable upon exercise of the Oversubscription Privilege mailed as soon as practicable after the Expiration Time.

RISK OF DELIVERY AND PAYMENT; DELIVERY BY MAIL

          The risk of method of delivery of all documents and payment is on subscribers, not the Company. If the mail is used, it is recommended that insured, registered mail be used and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent before the Expiration Time.
Because uncertified personal checks may take at least five business days to clear, Rights holders are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, bank draft, money order or wire transfer of funds.

TRANSFER OF RIGHTS

          Rights may be not be transferred.

NOMINEE HOLDERS

          Holders on the Record Date who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities (a "Nominee Record Date Holder"), should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' certifications with respect to their Rights, all as included in the Instructions distributed by Nominee Record Date Holders to beneficial owners. If a beneficial owner so instructs, the Nominee Record Date Holder should complete the appropriate subscription form on the Rights Certificate, and, in the case of any exercise of the Oversubscription Privilege, the related Nominee Holder Certification and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such Nominee Record Date Holder should contact the Nominee Record Date Holder and request the Nominee Record Date Holder to effect transactions in accordance with the beneficial owner's instructions.

PROCEDURES FOR DTC PARTICIPANTS

          It is anticipated that the exercise of the basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through the facilities of The Depository Trust Company ("DTC"). Rights exercised as part of the Basic Subscription Privilege through the DTC are referred to as "DTC Exercised Rights." A holder of DTC Exercised Rights may exercise the Oversubscription Privilege in respect thereof by properly executing and delivering to the Subscription Agent, on or prior to the Expiration Time, a DTC Participant Oversubscription Exercise Form and a Nominee Holder Certification, together with payment of the appropriate Subscription Price of the number of shares of Common Stock for which the Oversubscription Privilege is to be exercised. Copies of the DTC

Participant Oversubscription Exercise Form and the Nominee Holder Certification may be obtained from the Subscription Agent.

INTERPRETATION

          All questions as to the validity, form, eligibility, including time of receipt, and acceptance of any subscription or request for division will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any subscription or request for division if it is not in proper form or if the acceptance thereof or the issuance of Common Stock or Rights pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription or request for division. The Company shall not be under any duty to give notification of any defects or irregularities in subscriptions or requests for division, nor shall it incur any liability for failure to give such notification. Subscriptions will not be deemed to have been made nor requests for division received until any such defects or irregularities have been cured or waived within such time as the Company shall determine. Subscriptions or requests for division with defects or irregularities which have not been cured or waived will be returned by the

DETERMINATION OF SUBSCRIPTION PRICE

          The Subscription Price was determined through negotiations among Warburg, Prudential and the Company in March 1994 in which the terms of the Financing Transactions were finalized. See "Financing Transaction--Background and Financial Condition" above for a description of the Financing Transactions. See "Market Price". In approving the Subscription Price, the Board of Directors considered the historical trading prices of the Common Stock as quoted on the New York Stock Exchange and, among other things, such factors as the history of and prospects for the Company, its past and present operating losses, the prospects for future earnings and the present state of the Company's development. On September __, 1994, the closing price of the Common Stock on the NYSE was $________ per share.

          There can be no assurance that the market price for the Common Stock during the Rights Offering will not be equal to or below the Subscription Price, or that, following the issuance of the Rights and of the Common Stock upon an exercise of Rights, a subscribing Rights holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

          The Company has not retained a financial advisor to render any opinion as to the fair market value of the Company. Accordingly, the fair market value of a share of Common Stock may be less or more than the Subscription Price.

STATE AND FOREIGN SECURITIES LAWS

          The Rights may not be exercised by any person, and neither this Prospectus nor any Rights Certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock in any jurisdiction in which such transactions would be unlawful. The Company believes that any action required of the Company has been taken in all jurisdictions of the United States to permit exercises of the Rights and purchases of the Common Stock by the stockholders of the Company. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the Rights or the Common Stock. Consequently, the Company may reject subscriptions pursuant to the exercise of Rights by any holder of Rights outside the United States, and the Company may also reject subscriptions from holders in jurisdictions within the United States if it should later determine that it may not lawfully issue shares to such holders, even if it could do so by qualifying the shares for sale or by taking other actions in such jurisdictions.

ANTI-TAKEOVER EFFECT OF RIGHTS OFFERING

          The Rights Offering has no anti-takeover purpose and the Company does not believe that the Rights Offering has any anti-takeover effect.

BACKGROUND AND FINANCIAL CONDITION

          In 1980, the Company was primarily a West Coast real estate brokerage operation. The Company concluded that it would be best positioned to serve large corporate clients and institutional investors by operating on a nationwide basis and providing a full range of real estate services in addition to brokerage services. The Company implemented this strategy through the acquisition of existing brokerage businesses and diversification into fee-based real estate related services. These services included appraisal and consulting, property management, mortgage brokerage and asset management. In 1981, the Company became a publicly owned company through a merger, thereby acquiring a number of real estate assets that were later sold.

          From 1981 through 1986, the Company grew dramatically, acquiring 24 regional and local real estate services firms in the commercial brokerage, residential brokerage, property management, and related services areas. The acquisitions have enabled the Company to provide diversified services to multi-regional and national clients. Most of the acquired companies no longer use their original company names and are identified solely as Grubb & Ellis Company. By 1987, the Company operated 162 offices in 95 cities in 19 states and the District of Columbia, with approximately 4,100 real estate agents and 2,600 non-agent employees. In November 1986, the Company borrowed $35 million from Prudential to refinance debt incurred in connection with the acquisitions. This debt consisted of $10 million of 9.9% Senior Notes (the "Old Senior Notes") and $25 million of 10.65% Subordinated Notes (the "Old Subordinated Notes").

          The following table sets forth the Company's revenue and expenses for the five years ended December 31, 1993 (dollars in thousands):

                                                            1993(1)     1992(2)      1991(3)      1990       1989
                                                            -------     -------      -------      ----       ----
Revenue
     Commercial real estate brokerage commissions . . .    $141,875    $136,082     $139,513    $174,569   $199,026
     Residential real estate brokerage commissions  . .      20,266      49,171       88,572     101,719    119,567
     Real estate service fees, commissions and other  .      38,590      37,709       38,149      42,734     38,973
     Interest income  . . . . . . . . . . . . . . . . .         442         529        1,656       1,429      2,919
     Other  . . . . . . . . . . . . . . . . . . . . . .         551         672          744         909      1,545
                                                            -------     -------      -------     -------    -------
                                                            -------     -------      -------     -------    -------

Costs and expenses
     Real estate brokerage and other commissions  . . .     100,250     117,154      138,459     165,896    190,879
     Selling, general and administrative  . . . . . . .      55,958      64,607       72,022      92,303     87,929
     Salaries and wages . . . . . . . . . . . . . . . .      44,780      48,412       58,477      69,558     68,702
     Interest expense . . . . . . . . . . . . . . . . .       2,588       4,380        4,726       3,993      4,689
     Depreciation and amortization  . . . . . . . . . .       2,287       3,802        6,820      11,973      7,136
     Special charges and unusual items(4) . . . . . . .      13,494      44,879       36,982       7,088        608
Total costs and expenses  . . . . . . . . . . . . . . .     219,357     283,234      317,486     350,811    359,943
                                                           --------    --------     --------    --------   --------
     Loss before income taxes . . . . . . . . . . . . .     (17,633)    (59,071)     (48,852)    (29,451)    (2,087)
     Provision for income taxes . . . . . . . . . . . .        (575)       (605)        (445)       (300)    (1,566)
                                                           --------    --------     --------    --------   --------
Net income (loss) . . . . . . . . . . . . . . . . . . .    $(18,208)   $(59,676)    $(49,297)   $(29,751)  $    521
                                                           --------    --------     --------    --------   --------
                                                           --------    --------     --------    --------   --------

____________________

(1) Northern California residential brokerage operations were sold in March 1993 and real estate advisory business was sold in February 1993.

(2)  Georgia residential brokerage operations were sold in January 1992.

(3)  Texas residential brokerage operations were sold in July 1991.

(4) Includes writedowns of goodwill as follows: for 1993, $10,054,000; for 1992, $18,895,000; for 1991, $29,465,000; and for 1990, $4,179,000.

          Since 1988, the Company's business and financial condition has been substantially impaired. The largest factor contributing to the decline in the Company's revenue, business and financial condition has been the general economic recession and resulting severe downturn in activity levels and prices within the commercial real estate sector. In addition, the Company's expansion prior to 1986 resulted in a significant increase in the Company's level of fixed costs and overhead. Beginning in Texas in 1985, where approximately 40% of the Company's commercial and residential brokerage operations were based, brokerage unavailability of credit. The 1986 Tax Reform Act limited the ability of investors to utilize losses generated from real estate investments and significantly reduced the demand for investments in real estate throughout the country. In 1987, the real estate recession began to affect commercial brokerage operations in the Northeast. By late 1989, revenue from commercial brokerage operations nationwide decreased dramatically, reflecting substantial declines in the number of and prices for investment and land transactions due to recessionary economic conditions and the continued unavailability of credit.

          In addition, real estate partnerships and joint ventures sponsored or participated in by the Company were adversely impacted as the real estate markets deteriorated. As a result, the Company either lost its investment or had to contribute additional cash either to service debt for which the Company was liable or to meet its obligations under partnership agreements.

          Beginning in 1989, the Company adopted certain cost-cutting measures including closing selected offices and reducing its work force and salary expenses. In 1990, in response to adverse real estate market conditions, the Company closed 15 offices in locations judged to be non-strategic. In 1991, the Company closed four additional offices and also sold its Texas residential brokerage operations. In January 1992, the Company sold its Georgia residential brokerage operations, leaving California as its sole focus for residential business at that time. Restructuring charges in connection with these measures of approximately $15.3 million were first incurred by the Company in the third quarter of 1990, including amounts for additional reserves for joint ventures and partnerships in the Company's Texas operations. Operating expenses were further reduced and additional restructuring charges of $36.7 million were taken in the third and fourth quarters of 1991. In order to cover the Company's negative cash flow, in February 1991, the Company arranged and fully utilized a $5 million revolving line of credit from Prudential (the "1991 Revolving Line of Credit").

FINANCIAL RESTRUCTURING

          From 1990 to late 1992, the Company actively pursued equity financing to strengthen its liquidity and meet its short- and long-term working capital needs, as the severe economic recession had hindered its ability to meet debt principal and interest obligations to Prudential. On January 29, 1993, the Stockholders approved a proposal for restructuring the debt and equity of the Company (the "Restructuring"), which involved a cash investment of $12,850,000 by Warburg and $900,000 by Joe F. Hanauer ("Hanauer"), a private investor who became Chairman of the Board of the Company. Pursuant to the Restructuring Warburg purchased (i) 128,266 shares of the Company's Senior Preferred Stock, an exercise price of $5.00 per share (the "$5.00 Warrants"), (iii) five-year warrants initially to purchase 142,000 shares of Common Stock at an exercise price of $5.50 per share (the "$5.50 Warrants" and together with the $5.00 Warrants, the "Warburg 1993 Warrants"), and (iv) warrants to purchase 373,818 shares of Common Stock at an exercise price of $5.00 per share, subject to certain limitations (the "Contingent Warrants"). Also pursuant to the Restructuring, Hanauer purchased (i) 8,894 shares of Senior Preferred Stock,
(ii) $5.00 Warrants initially to purchase 160,000 shares of Common Stock, (iii) $5.50 Warrants initially to purchase 58,000 shares of Common Stock and (iv) Contingent Warrants to purchase 26,182 shares of Common Stock.

          Also pursuant to the Restructuring, Prudential cancelled $10 million of the Old Senior Notes in exchange for $10 million of the 9.9% Senior Notes (the "Senior Notes"), and cancelled $15 million of the Old Subordinated Notes in exchange for 150,000 shares of the 5% Junior Preferred Stock and warrants exercisable for 200,000 shares of Common Stock at an exercise price of $5.50 per share (the "Prudential 1993 Warrants" and together with the Warburg 1993 Warrants and the $5.00 Warrants and $5.50 Warrants held by Hanauer, the "Existing Warrants"). Prudential also cancelled the remaining $10 million of Old Subordinated Notes in exchange for $10 million of 10.65% Payment-In-Kind Notes (the "PIK Notes"), which were reduced to approximately $9 million when Prudential exercised its then existing warrant to purchase 397,549 shares of Common Stock at an exercise price per share of $7.30 (giving effect to the reverse stock split which was effected on January 29, 1993). Approximately $1,982,000 of accrued interest payable to Prudential also was cancelled in conjunction with the exercise of this warrant. Additionally, the $5 million 1991 Revolving Line of Credit was exchanged for a $5 million Revolving Credit Note due December 31, 1994 (the "Revolving Credit Note"), exchangeable for a two-year term loan due December 31, 1996. The Senior Note, Subordinated Note and Revolving Credit Note Agreement with Prudential dated November 2, 1992 (the "Prudential Debt Agreement") prohibits the payment of cash dividends and contains additional restrictions on the making of acquisitions, loans, investments, debt and sales of assets. The Company also is required to maintain a defined working capital ratio. As of December 31, 1993, the Company did not meet the working capital ratio requirement, and was in violation of certain other covenants. However, Prudential provided a waiver of these covenants as of December 31, 1993. The Prudential Debt Agreement also requires the Company to periodically make certain principal and interest payments. During 1993, Notes due November 1, 1993, until May 1, 1994. As described below, in March 1994, in order to facilitate the completion of the Financing Transactions, Prudential deferred the Company's obligation to make this principal payment until the earlier of the execution of a definitive amendment of the Prudential Debt Agreement as contemplated by the Financing Transactions or December 31, 1994.

          As a result of the Restructuring, Warburg and Hanauer together hold approximately 39% and Prudential holds approximately 26% of the Company's equity on a fully diluted basis but before exercise of outstanding warrants at June 1, 1994. Warburg and Hanauer together hold approximately 44% and Prudential holds approximately 25% of the Company's equity on a fully diluted basis at June 1, 1994, assuming the exercise of all outstanding warrants.

1993 FINANCIAL RESULTS

          The Company's net loss for 1993 was $18.2 million compared to a net loss of $59.7 million for the previous year. The Company's results included a restructuring charge of $13.5 million related to a write-off of goodwill and restructuring charges associated with its operations. During 1993, stockholders' deficit increased by $17.4 million from 1992 and book value decreased from $(14.29) per share of Common Stock, giving effect to the one-for-five reverse stock split, to $(16.96) per share of Common Stock, as a direct result of the loss from operations and special charges and unusual items.

          During 1993 and the first quarter of 1994, the Company continued to close or sell additional offices. In February 1993, the Company completed the sale of the real estate advisory business of Grubb & Ellis Realty Advisers, Inc., a wholly owned subsidiary of the Company, to a privately held concern. In early March 1993, the Company sold its Northern California residential real estate brokerage operations. The sale included 13 residential real estate offices located throughout Northern California as well as a relocation office. Under the terms of the sale, most of the approximately 400 employees and salespersons of the Company's Northern California residential operations became employees of the purchaser. Also, in October 1993, the Company's residential mortgage services operations in Northern California were closed. The Company's only remaining residential brokerage and residential mortgage service operations are in Southern California. Effective February 1994, the Company closed unprofitable appraisal and consulting offices in Dallas, Phoenix and Atlanta. During 1993 and 1994, the Company has settled, or reached agreement to settle, various lawsuits and claims which arose before existing management began operating the Company. The lawsuits and claims principally arose out of the Company's activities in connection with aggregate amount of cash which the Company has been, or will be, required to pay to settle these lawsuits and claims is expected to be approximately
$4.4 million, which amount has been accrued in the Company's financial statements. In connection with the settlement of these lawsuits and claims, it is anticipated that the Company will issue approximately 300,000 shares of Common Stock.

FIRST SIX MONTHS 1994 FINANCIAL RESULTS

          During the first six months of 1994, the Company had a net loss of $3.5 million compared to a net loss of $4.2 million for the same period of 1993. Total revenues of $80.8 million for the first six months of 1994 declined over the same period in 1993 by approximately $12.2 million. Excluding revenue from the sold Northern California residential brokerage operations and certain offices which at the end of 1993 were closed or were expected to be closed, as well as government contracting business conducted during the first quarter of 1993 which was not repeated in 1994, revenue increased approximately $7.6 million or 10.4% in the first six months of 1994 compared to the same period of 1993.


          Revenue of $46.3 million for the second quarter of 1994 declined by $4.4 million or 8.7% from revenue of $50.7 million for the second quarter of 1993. However, excluding revenue from those offices that were closed at the end of 1993 or expected to be closed, revenue from continuing operations of $46.3 million in the second quarter 1994 increased by $3.4 million or 7.9% compared to the second quarter 1993 revenue from continuing operations of $42.9 million.
The increase in revenue in the second quarter is primarily attributed to increased real estate activity in the Pacific Northwest region.

          Effective February 1, 1994, the Company modified its reporting structure to increase operating efficiencies and reduce costs. The modifications include the integration of management of commercial brokerage operations with the appraisal and consulting and commercial mortgage brokerage operations, on a regional basis. The integration also includes those property management operations which the Company has resumed, independent of Axiom Real Estate Management, Inc. ("Axiom"), a majority owned subsidiary of the Company which provides property and facilities management. Axiom closed offices in geographic areas in which it did not manage a sufficient number of properties to support the costs associated with operating those offices. These closures were consistent with Axiom's strategic objective to focus on those markets where it has a larger number of properties which will enable it to provide more efficient, cost-effective service. Additionally, in February 1994, the Company closed several unprofitable appraisal and consulting offices.

          Net loss of $3.5 million or $1.18 per share for the first six months for the same period in 1993. Net income for the second quarter of 1994 was $1.2 million as compared to net income of $454,000 for the second quarter of 1993, primarily a result of management focusing on its core businesses and the streamlining of operations which were accomplished more efficiently than had been expected when reserves were initially established at year end. Net income per common share was $.11 for the second quarter of 1994. This compares to a net loss of $.04 per share for the same period last year.


          Assuming the exercise of Rights to purchase approximately 2,526,000 shares of Common Stock (the number of shares required to generate proceeds sufficient to retire the $6 million of principal outstanding under the Bridge
Loan), earnings (loss) per share would have been $.09 and ($.89) for the three months and the six months ended June 30, 1994, respectively. For such periods, the effect on the

Company's earnings of the retirement of the Bridge Loan would have been to reduce interest expense by approximately $57,000.

FINANCING TRANSACTIONS AND DEFERRAL OF DEBT PAYMENTS

          As of the end of 1993, the Company projected that without additional capital, the Company would be unable beyond the near term to meet its working capital needs and service its principal obligations to Prudential. As of December 31, 1993, the Company did not meet the working capital covenant contained in the Prudential Debt Agreement.

          The Company explored various alternatives in order to meet its short- and long-term cash requirements, including reducing costs, closing additional operations and obtaining financing, including through the possible sale of assets. Throughout late 1993 and early 1994, the Company held discussions with Warburg and Prudential concerning the possibility of additional investments in the Company and with Prudential concerning a possible deferral of amounts due under the Prudential Debt Agreement. During that time, Prudential indicated that it was unwilling to invest additional capital into the Company.

          During March 1994, the Company, Warburg and Prudential substantially completed negotiations on the terms of the proposed financing transactions (the "Financing Transactions," as described below). On March 28, 1994, Warburg and the Company entered into a Loan and Security Agreement pursuant to which Warburg agreed to loan the Company up to $10 million at an initial interest rate of 5% per annum with a maturity date of April 28, 1995 (the "Bridge Loan"). Also, at that time, in order to facilitate the completion of the Financing Transactions, Prudential waived certain failures to perform under the Prudential Debt Agreement, including the non-compliance with the working capital ratio and cumulative loss covenants (the "Prudential 1994 Waiver"). Pursuant to the working capital, cumulative operating losses and capital expenditures and waived the Company's obligation to repay or prepay any principal under the Senior Notes and the Revolving Credit Note that would have been due during 1994, and Prudential excused performance of the foregoing provisions until the earlier of the execution of a definitive amendment of the Prudential Debt Agreement as contemplated by the Financing Transactions or December 31, 1994.

          At the same time, the Company, Warburg and Prudential also substantially completed their negotiations with respect to (i) the terms of the Rights Offering which will result in an investment of approximately $10 million for equity of the Company through the issuance of Common Stock and the retirement of the Bridge Loan provided by Warburg, (ii) a deferral of the Company's obligations to repay principal under the Prudential Debt Agreement until November 1, 1997 and a waiver of certain covenants under the Prudential Debt Agreement through April 1, 1997, and (iii) the terms of certain amendments to the Preferred Stock and the Existing Warrants held by each of Warburg and Prudential. The transactions described in (i)-(iii) are also included in the Financing Transactions.

          The following table compares the required principal payments due under the existing terms of the Prudential Debt Agreement with the required principal payments due under the Prudential Debt Agreement after giving effect to the amendments which will be effected in connection with the Financing Transactions.

                       Principal Due Under          Principal Due Under
                       Existing Terms of              Prudential Debt
                  Prudential Debt Agreement(1)    Agreement As Amended(3)
                  ----------------------------    -----------------------
          1994             $4,000,000(2)               $      -0-
          1995             $5,500,000                  $      -0-
          1996             $5,500,000                  $      -0-
          1997             $3,000,000                  $5,000,000
          1998             $3,000,000                  $5,000,000


                                       16

          1999             $3,000,000                  $5,000,000
          2000                    -0-                  $4,500,000
          2001                    -0-                  $4,500,000

____________________

(1) Under the Prudential Debt Agreement, the Company is required to repay all outstanding principal under the Revolving Credit Note for a 60-day period each year. The amount due under the Revolving Credit Note currently is $5,000,000, all of which would have been required to be at which time, the Company may convert such Note into a new term note which would mature on December 31, 1996. The table assumes that the Company elected to make such conversion.

(2) Pursuant to the Prudential 1994 Waiver, Prudential agreed to waive the Company's obligation to repay any principal under the Revolving Credit Note and to prepay the $4,000,000 principal which would have been due on the Senior Notes through the earlier of the execution of a definitive amendment of the Prudential Debt Agreement as contemplated by the Financing Transactions or December 31, 1994.

(3) Pursuant to the proposed amendments to the Prudential Debt Agreement, the requirement to repay principal under the Revolving Credit Note will be deferred until November 1, 1999 and the Company will not have the option of converting the Revolving Credit Note into a new term note. The table excludes PIK Notes issued and to be issued in lieu of cash interest.

ANNUAL MEETING OF STOCKHOLDERS

          On September 12, 1994, the Company held its Annual Meeting of the Stockholders (the "Annual Meeting"), at which the stockholders of the Company (the "Stockholders"), including a majority of the holders of Common Stock (the "Common Stockholders"), other than Prudential and Warburg, approved the Financing Transactions including the Rights Offering. The Financing Transactions also include the amendment of certain agreements between the Company and Prudential, the issuance to Warburg and Prudential of warrants to purchase 325,000 and 150,000 shares of Common Stock, respectively, and amendment to the outstanding Senior Preferred Stock (as defined below), the outstanding Junior Preferred Stock (as defined below) and outstanding warrants to purchase Common Stock. It is anticipated that the Financing Transactions will close promptly after the Expiration Time. The Financing Transactions other than the Rights Offering are described below. For a discussion of the Rights Offering, see "The Rights Offering."

          Also at the Annual Meeting, the Stockholders elected the following persons to serve as directors: Reuben S. Leibowitz and John D. Santoleri, designees of Warburg, R. David Anacker, Lawrence S. Bacow, and Robert J. McLaughlin. Effective August 29, 1994, Wilbert F. Schwartz resigned from the Board of the Company. Mr. Schwartz advised the Company that he had resigned in order to avoid any potential conflict of interest in anticipation of his taking a new position with another firm that regularly retains real estate service firms.

TERMS OF THE FINANCING TRANSACTIONS


BRIDGE LOAN AGREEMENT

          On March 29, 1994, Warburg and the Company entered into a Loan and agreed to make advances to the Company from time to time in an aggregate principal amount for all such advances outstanding not to exceed $10 million at any time (the "Bridge Loan"). The outstanding principal amount of the Bridge Loan bears interest at a rate of 5% per annum. All outstanding principal and interest on the Bridge Loan mature on April 28, 1995. As of September 1, 1994, the Company had borrowed $6 million under the Bridge Loan.


          Pursuant to the Bridge Loan Agreement, the Company has established a system pursuant to which all commercial brokerage commissions are deposited into a cash collateral account. The Company's obligations under the Bridge Loan Agreement are secured by the cash collateral account and all rights to payment in respect of all commercial real estate brokerage fees and commissions due to the Company or any of its subsidiaries in connection with the commercial real estate brokerage operations of the Company and its subsidiaries. Prior to the existence of an event of default under the Bridge Loan Agreement and delivery of the requisite notice of blockage of the cash collateral account (a "Notice of Blockage"), the Company may make withdrawals from the cash collateral account, and may use the proceeds from the Bridge Loan, for any general corporate purpose other than certain Prohibited Uses. "Prohibited Uses" include uses of proceeds for (i) the satisfaction of a judgment or other award of damages in excess of $1 million in any one case or group of consolidated cases, (ii) annual capital expenditures in excess of the greater of $5 million or two times the Company's consolidated total assets, (iii) severance payments to a single employee of the Company or any subsidiary in excess of $1 million, or (iv) payment in respect of any lease of real property entered into after the date of the Bridge Loan Agreement if the aggregate rent required under such lease during its term exceeds $5 million. After the delivery of a Notice of Blockage, the right of the Company to make any withdrawal from the cash collateral account will be terminated and Warburg's security interest in the cash collateral account will be subordinated in right of payment to the extent of the proceeds in the cash collateral account to the prior payment of commissions to be paid to real estate agents and brokers as compensation for the commercial real estate brokerage operations that gave rise to the brokerage commissions collected by the Company. Pursuant to an amendment to the Prudential Debt Agreement, the Company has granted Prudential a lien on the cash collateral account to secure the Company's obligations under the Prudential Debt Agreement. Prudential's lien is subordinated to Warburg's lien.

          Pursuant to the Bridge Loan Agreement, the Company is subject to various affirmative and negative covenants, including a prohibition from as security for any liabilities or obligations of any other person.

          Upon an event of default, indebtedness under the Bridge Loan Agreement, at Warburg's option, will become immediately due and Warburg will not have any further obligation to make advances under the Bridge Loan Agreement.
An event of default under the Bridge Loan Agreement includes (i) the Company's failure to pay principal, interest, fees or other amounts due under the Bridge Loan Agreement, (ii) any material default under the Company's other loan agreements or delivery by Prudential of a Notice of Blockage after an event of default under the Prudential Debt Agreement, (iii) a money judgment, writ or warrant of attachment or similar process involving any individual case in an amount in excess of $1 million or in the aggregate at any time in an amount in excess of $3 million (in either case not adequately covered by insurance as to which an insurance company has acknowledged coverage) which shall have been entered or filed against the Company or any of its subsidiaries or any of their respective assets and shall remain undischarged for a period of 60 days, (iv) the Company becoming insolvent, filing for bankruptcy or similar events, and (v) a material adverse change in the condition (financial or otherwise), operations, properties or performance of the Company or any other event which Warburg reasonably and in good faith believes impairs, or is substantially likely to impair either the prospect of payment or performance by the Company of its obligations, or the rights and remedies of Warburg, under the Bridge Loan Agreement or related documents.

PRUDENTIAL DEBT AGREEMENT

          Pursuant to the Restructuring, Prudential and the Company entered into the Prudential Debt Agreement, pursuant to which the Company issued $10 million of the Senior Notes and approximately $9 million of the PIK Notes. Semi-annual interest payments are required pursuant to both the Senior Notes and the PIK Notes, although until all of the Senior Notes have been retired, the interest on the PIK Notes may be paid in kind, by the issuance of additional PIK Notes. Annual principal payments are required in the amount of (i) $2 million on November 1 of each of 1993 and 1994 with respect to the Senior Notes, (ii) $3 million on November 1 of each of 1995 and 1996, also with respect to the Senior Notes, (iii) one third of the principal amount of the PIK Notes on November 1 of each of 1997 and 1998, and (iv) all remaining outstanding principal amounts of the PIK Notes on November 1, 1999. All annual principal payments also will include accrued and unpaid interest on the principal so paid. The Company was unable to make the principal payment due on the Senior Notes on November 1, 1993, and Prudential agreed to defer such payment until May 1, 1994.

Prudential the $5 million Revolving Credit Note. The Revolving Credit Note bears interest at 2.5% above LIBOR, which interest is payable quarterly. During one sixty consecutive-day period during 1994, the Company will be required to pay down in full, and make no additional borrowings pursuant to, or permit any fees to be outstanding with respect to, the Revolving Credit Note (the "Pay Down Provision"). After the expiration of such sixty-day period, the full $5 million may once again become available. Additionally, upon maturity, the Company may have the option of converting the Revolving Credit Note into a new term note, which would mature on December 31, 1996 (the "Converted Term Note"). The Converted Term Note would have an interest rate of LIBOR plus 3% and mature on December 31, 1996, and require semi-annual principal payments (payable on June 30 and December 31 of each of 1995 and 1996) of $1.25 million.


          The Prudential Debt Agreement contains a provision whereby if the Company or any subsidiary of the Company pays a liability, or (upon certain circumstances) becomes obligated to pay liabilities, in excess of $1.5 million, any of which arise out of a single event (or a series of related events) and relate to certain liabilities or contingent liabilities (other than for borrowed money) of certain partnerships or joint ventures in which the Company or any subsidiary of the Company owns or owned an interest, then, upon notice to Prudential, Prudential will defer certain of the principal (but not interest) payments on the Senior Notes or the Revolving Credit Note. Principal payments will be deferred in an amount equal to the lesser of (i) $3 million and (ii) the amount by which the relevant liability exceeds $1.5 million. Any amounts deferred will have to be repaid after the earlier to occur of (i) five years from the date of the deferral notice and (ii) the maturity of the Senior Notes.

          The Prudential Debt Agreement contains significant restrictions on the payment of cash dividends on and repurchases of stock of the Company. The Prudential Debt Agreement also contains significant restrictions on the Company's (and certain of its subsidiaries') ability to, among other things, (i) incur debt and liens upon their properties, (ii) enter into guarantees and make loans, investments and advances, (iii) merge or enter into similar business combinations, (iv) conduct any business other than their present businesses, (v) sell assets, including receivables, and (vi) enter into certain other transactions. Further, the Company's ability to make capital expenditures and purchase the stock or assets of any other person or entity during the term of the Prudential Debt Agreement will be limited to the aggregate of $10 million plus additional Company's losses) and other proceeds as defined by the Prudential Debt Agreement.

          The Prudential Debt Agreement contains various other covenants. For example, the Prudential Debt Agreement requires that the Company (combined with certain of its subsidiaries and taken as a whole) must (i) maintain a ratio (the "Working Capital Ratio") of Consolidated Current Assets to Consolidated Current Liabilities (as such terms are defined in the Prudential Debt Agreement), excluding the current portion of long-term debt, of at least 1:1 at the end of each of its fiscal quarters and (ii) not permit the sum of the net loss before interest, taxes, depreciation, amortization and non-recurring items and excluding certain other items (a "Cumulative Loss") to exceed $4 million as of December 31, 1993, and $6 million as of the end of each fiscal quarter after the fiscal quarter ended December 31, 1993 for any two consecutive fiscal quarters. As of December 31, 1993, the Company was not in compliance with the Working Capital Ratio requirement.

PRUDENTIAL 1994 WAIVER

          On March 28, 1994, in connection with the negotiation of the Financing Transactions, Prudential agreed to waive the Company's failure to comply with the Working Capital Ratio as of December 31, 1993, and waived certain provisions relating to certain asset sales and incurrence of debt that the Company had made during 1993. Prudential also agreed to waive the Company's obligations to pay principal amounts under the Prudential Debt Agreement (including the payment of $2 million principal amount on the Senior Notes due in May 1994 and the payment of $2 million principal amount on the Senior Notes due in November 1994) and compliance with the Working Capital Ratio requirement, the Cumulative Loss requirement, restrictions on capital expenditures and the Pay Down Provision with respect to the Revolving Credit Note until the earlier of (i) execution of a definitive amendment to the Prudential Debt Agreement or (ii) December 31, 1994. Prudential also waived any provisions of the Prudential Debt Agreement which would have prohibited the Company from entering into the Bridge Loan Agreement.

AMENDMENTS TO PRUDENTIAL DEBT AGREEMENT

          Pursuant to the Financing Transactions, Prudential and the Company will amend the Prudential Debt Agreement to provide that (i) $15 million principal amount of the Senior Notes, the PIK Notes and the Revolving Credit Note which would have been due from 1994 through 1996 will be deferred and no principal payments will be required until November 1, 1997, and thereafter (A) the Revolving Credit Note will mature on November 1, 1999, (B) principal on the Senior Notes will be payable in two equal installments on November 1 of each of 1997 and 1998, and (C) principal on the PIK Notes will be payable in two approximately equal installments on November 1 of each of 2000 and 2001, (ii) on January 1, 1996, (iii) the Pay Down Provisions applicable to the Revolving Credit Note and the covenants requiring the Company to maintain the Working Capital Ratio, the Cumulative Loss provisions and covenants restricting the Company's capital expenditures will be ineffective until April 1, 1997, (iv) as of April 1, 1997 and quarterly thereafter, the Company will be required to maintain a ratio of EBITDA (as defined below) to total interest expense at least 2:1 on a rolling 12-month basis, (v) commencing January 1, 1998, if in the preceding year Adjusted Cash Flow (as defined below) exceeds $5 million, then the Company will be required to make supplemental debt repayments in the following year (50% on July 1 and 50% on October 1) in an amount equal to 75% of such excess, with payments being applied to the PIK Notes in reverse order of maturity, (vi) the Company will be permitted to make up to $5 million of loans and advances to its salespersons against future commissions, and guarantees of such loans and advances, and (vii) the Company will not be required to use the proceeds of any public offering to repay indebtedness under the Prudential Debt Agreement. "Adjusted Cash Flow" is defined as earnings before interest, taxes, depreciation and amortization ("EBITDA") less the sum of (a) pre-tax earnings of Axiom, net of any debt repayments or dividend payments from Axiom,
(b) interest paid in cash, (c) taxes paid in cash, and (d) supplemental debt repayments made pursuant to clause (v) above.

ISSUANCE OF NEW WARRANTS

          As consideration for acquiring unsubscribed shares of Common Stock in connection with the Rights Offering and agreeing to the other transactions contemplated by the Financing Transactions, the Company will issue Warburg warrants to purchase 325,000 shares of Common Stock at an exercise price of $2.375 per share (the "Warburg 1994 Warrants"): provided that the Company will be obligated to issue the Warburg 1994 Warrants only if Warburg purchases at least 500,000 shares of Common Stock pursuant to the Standby Agreement. As consideration for modifying the Prudential Debt Agreement with the Company, waiving noncompliance with certain covenants and agreeing to the other transactions contemplated by the Financing Transactions, the Company will issue Prudential warrants to purchase 150,000 shares of Common Stock at an exercise price of $2.375 per share (the "Prudential 1994 Warrants" and together with the Warburg 1994 Warrants, the "New Warrants"). Any or all of the New Warrants may be exercised at any time until five years after the date of issuance. The other terms of the New Warrants will be the same as the Existing Warrants, after giving effect to the amendments thereto which will be made in connection with the Financing Transactions (including the elimination of the Warrant Anti-Dilution Provisions).


          Warburg and Hanauer hold Existing Warrants to purchase an aggregate of 500,000 shares of Common Stock at an initial exercise price of $5.00 per share and Existing Warrants to purchase an aggregate of 200,000 shares at an initial exercise price of $5.50 per share and Prudential holds Existing Warrants to purchase 200,000 shares at an initial exercise price of $5.50 per share. Any or all of the Existing Warrants may be exercised at any time until January 29, 1998, which is the fifth anniversary of the closing date of the Restructuring. Payment of the aggregate exercise price may be made in cash or at the election of the holder by delivering warrants, the value of which will be deemed to be equal to the difference between the then current Market Price (as defined) per share and the exercise price. Payment of the aggregate price of the Prudential 1993 Warrants may also be made by the cancellation by Prudential and the delivery to the Company of the Senior Notes, the PIK Notes, the Revolving Credit Note or the Converted Term Note or by cancellation of accrued and unpaid interest thereon.

     The exercise price and the number of shares of Common Stock issuable upon exercise of each Existing Warrant are subject to adjustment from time to time upon the occurrence of certain stock dividends or distributions, stock splits, reverse stock splits, certain issuances of rights, options, warrants or securities directly or indirectly convertible into Common Stock at a price per share less than the greater of the current Market Price or the exercise price per share on the date of such issue, certain extraordinary dividends or distributions to all holders of Common Stock, and certain issuances of Common Stock for a consideration per share less than the greater of the Market Price or the exercise price per share on the date of such issue (the "Warrant Anti-Dilution Provisions"). Warburg, Hanauer and Prudential have waived application of the Warrant Anti-Dilution Provisions with respect to issuances by the Company from January 29, 1993 through consummation of the Financing Transactions pursuant to the Company's 1990 Stock Option Plan (including securities issued upon the exercise of stock options granted pursuant to such Plan) and the Company's Employee Stock Purchase Plan. Upon consummation of the Financing Transactions, the Warrant Anti-Dilution Provisions contained in the Existing Warrants held by Warburg and Prudential will be amended to provide that in the event of certain stock dividends or distributions, stock splits, reverse stock splits and stock reclassifications, mergers, consolidations or similar transactions, each holder of such Existing Warrants will have the right to receive upon exercise the number and kind of shares or other securities or property which it would have been entitled to receive had the Existing Warrants

Warrants held by Warburg and Prudential no longer will have the benefit of receiving adjustments to the exercise price and number of shares issuable upon exercise in the event of certain dilutive stock issuances, including issuances of rights, options, warrants or securities convertible into Common Stock at a price per share less than the greater of the then current Market Price or the exercise price per share.

          Pursuant to the Warrant Anti-Dilution Provisions, the issuance of shares of Common Stock pursuant to the Rights Offering would result in an adjustment in both the exercise price and the number of shares issuable upon exercise of all of the Existing Warrants. In particular, for Existing Warrants with an exercise price of $5.00 per share, the exercise price would be adjusted to approximately $3.70 per share, and for Existing Warrants with an exercise price of $5.50 per share, the exercise price would be adjusted to approximately $3.94 per share, and the number of shares issuable upon exercise would be proportionately increased. Pursuant to agreements among Warburg, Prudential and the Company, the exercise prices of the Existing Warrants held by Warburg and Prudential will be reduced to $3.50 per share, the number of shares issuable upon exercise of the Warburg 1993 Warrants will be adjusted only to extent of the proportionate adjustment provided for in the Warrant Anti-Dilution Provisions, and the number of shares issuable upon exercise of the Prudential 1993 Warrants will not be subject to any adjustment. Therefore, upon consummation of the Financing Transactions, and assuming the issuance of all shares reserved for issuance in the Rights Offering, Warburg's $5.00 Warrants to purchase 340,000 will be exchanged for warrants to purchase approximately 459,000 shares of Common Stock at $3.50 per share, Warburg's $5.50 Warrants to purchase 142,000 shares will be exchanged for warrants to purchase approximately 198,000 shares of Common Stock at $3.50 per share, and the Prudential 1993 Warrants will be exchanged for warrants to purchase 200,000 shares of Common Stock at $3.50 per share. The exact adjustments to the number of shares issuable upon exercise of the Existing Warrants held by Warburg will be based on, among other things, the number of shares of Common Stock issued in the Rights Offering. In addition, the expiration date of the Prudential 1993 Warrants will be extended from January 29, 1998 to December 31, 1998.

          In connection with the Restructuring, the Company also issued Existing Warrants to Hanauer. Pursuant to the Warrant Anti-Dilution Provisions, and assuming the issuance of all shares reserved for issuance in the Rights Offering, the current exercise prices of $5.00 and $5.50 per share of Hanauer's Existing Warrants will be adjusted to approximately $3.70 and $3.94 per share, such warrants will be increased proportionately from 216,000 and 81,000 shares, respectively, to approximately 219,000 and 82,000 shares of Common Stock, respectively, upon consummation of the Financing Transactions. The exact adjustments will be based on, among other things, the number of shares of Common Stock issued in the Rights Offering.

CANCELLATION OF CONTINGENT WARRANTS

          Upon consummation of the Restructuring, Warburg and Hanauer acquired Contingent Warrants to purchase 373,818 and 26,182 shares of Common Stock, respectively, at an exercise price of $5.00 per share, which Contingent Warrants will become exercisable for a period of 90 days in the event that Warburg and Hanauer are notified that the Company or any subsidiary of the Company pays a liability ("Contingent Liability") or becomes obligated to pay a liability which
(a) exceeds $1,500,000 and (b)(i) arises out of a single event, occurrence or proceeding (or a series of events, occurrences or proceedings which arise out of or present the same factual issues) and (ii) relates to any partnership liability of any partnership or joint venture in which the Company or any subsidiary of the Company owns or owned, directly or indirectly, any partnership or other equity interest, or of which the Company or any subsidiary of the Company is or was a general partner, other than indebtedness for borrowed money, which partnership liability is identified on the disclosure schedule to the Purchase Agreement which was executed in connection with the Restructuring. Warburg and Hanauer have the right to exercise at any time until January 29, 1998 all or a portion of their respective Contingent Warrants up to an aggregate exercise price equal to the lesser of (x) the amount by which such excess liability exceeds

$500,000 and (y) $5.00 multiplied by the number of shares issuable upon exercise of the Contingent Warrants. In the event that Hanauer determines not to exercise his Contingent Warrants, he has agreed to offer them to Warburg for an aggregate consideration of $1.00. The other terms of the Contingent Warrants, including the anti-dilution provisions, are the same as those contained in the Existing Warrants. In 1994, the Company incurred a Contingent Liability and the Contingent Warrants became exercisable for a period of 90 days, which 90-day period has expired. It is expected that Hanauer will not exercise his Contingent Warrants at this time, and it is also expected that Warburg will not acquire Hanauer's Contingent Warrants.

          Concurrently with the consummation of the Financing Transactions, the Contingent Warrants held by Warburg will be cancelled; PROVIDED that Warburg will be obligated to surrender the Contingent Warrants for cancellation only if the Company issues the Warburg 1994 Warrants.

held by Hanauer, and assuming the issuance of all shares reserved for issuance in the Rights Offering, the current exercise price of $5.00 per share will be adjusted to approximately $3.70 per share, and the number of shares of Common Stock issuable upon exercise of such warrants will be increased proportionately from 26,182 shares to approximately 35,370 shares of Common Stock following consummation of the Financing Transactions. The exact adjustments will be based on, among other things, the number of shares of Common Stock issued in the Rights Offering. If the Company is not required to issue the Warburg 1994 Warrants, then Warburg will continue to hold the Contingent Warrants, in which case, upon application of the anti-dilution provisions, the exercise price of Warburg's Contingent Warrants and number of shares issuable upon exercise would be adjusted in the same manner as the Contingent Warrants held by Hanauer.

AMENDMENTS TO PREFERRED STOCK

          Upon consummation of the Restructuring, the Company issued Warburg and Hanauer 128,266 and 8,894 shares of Senior Preferred Stock and issued to Prudential 150,000 shares of Junior Preferred Stock. Upon consummation of the Financing Transactions, the Certificate of Incorporation will be amended to effect certain amendments to the terms of the Senior Preferred Stock held by Warburg and the Junior Preferred Stock. The Senior Preferred Stock will be divided into two series, Series A and Series B. The Series A Senior Convertible Preferred Stock, par value $.01 per share, will be held by Hanauer and will be subject to certain amendments other than the amendments to the Preferred Stock Anti-Dilution Provisions, and the Series B Senior Convertible Preferred Stock, par value $.01 per share, will be held by Warburg and will be subject to all of the proposed amendments. The amendments to the Preferred Stock were agreed to by the parties in their negotiation of the terms of the Financing Transactions.

          AUTHORIZED PREFERRED STOCK. Currently, the Company is authorized to issue 1,000,000 shares of Preferred Stock, of which 250,000 have been designated Senior Convertible Preferred Stock and of which 200,000 have been designated Junior Convertible Preferred Stock. Pursuant to the amendments, the Company will be authorized to issue 1,000,000 shares of Preferred Stock, of which 50,000 will be designated Series A Senior Convertible Preferred Stock, 200,000 will be designated Series B Senior Convertible Preferred Stock and 200,000 will be designated Junior Convertible Preferred Stock.

          REDEMPTION PROVISIONS. The Senior Preferred Stock and the Junior Preferred Stock will be amended to eliminate the mandatory redemption provisions, except that under certain limited circumstances, the Company may be required to redeem the Junior Preferred Stock in connection with an underwritten Junior Preferred Stock" below.

          ANTI-DILUTION PROVISIONS. As a result of the Financing Transactions and upon application of the Preferred Stock Anti-Dilution Provisions, the conversion price of the Senior Preferred Stock will be adjusted from $3.0137 to approximately $2.76 per share of Common Stock, which will result in the Senior Preferred Stock held by Warburg and Hanauer being convertible into an aggregate of approximately 4,650,000 and 322,000 shares of Common Stock, respectively. The exact adjustment will be based on, among other things, the number of shares of Common Stock issued in the Rights Offering. Prudential has agreed to waive the application of the Preferred Stock Anti-Dilution Provisions in connection with the Financing Transactions. As a result, the Junior Preferred Stock will continue to be convertible into 2,674,511 shares of Common Stock and the conversion price will remain at $5.6085 per share.

          The Preferred Stock Anti-Dilution Provisions contained in the Senior Preferred Stock held by Warburg and the Junior Preferred Stock held by Prudential will be amended to provide that in the event of certain stock dividends or distributions, stock splits, reverse stock splits and stock reclassifications, mergers, consolidations or similar transactions, each holder of such Preferred Stock will have the right to receive upon conversion the number and kind of shares or other securities or property which it would have been entitled to receive had the Preferred Stock been converted immediately prior to such event. As amended, the Preferred Stock held by Warburg and Prudential no longer will have the benefit of receiving an adjustment to the number of shares issuable upon conversion in the event of certain dilutive stock issuances, including issuances of rights, options, warrants or securities convertible into Common Stock at a price per share less than the greater of the current market price or the conversion price per share.

          DIVIDEND RATE. The Junior Preferred Stock will be amended to increase the dividend rate effective January 1, 2002 to 10% per annum with further increases of 1% per annum effective January 1, 2003 and January 1, 2004 and 2% per annum effective January 1, 2005 and each January 1 thereafter. Also in connection with the Financing Transactions, the Senior Preferred Stock will be amended so that at such time as the dividend rate on the Junior Preferred Stock would increase above the dividend rate on such Senior Preferred Stock, the dividend rate on the Senior Preferred Stock will increase by the same amount. Assuming no other changes to the dividend rates of the Preferred Stock, as a result of these amendments, the dividend rate on the Senior Preferred Stock held by Warburg will increase by 2% per annum effective January 1, 2005.

be amended to provide that in the event that the Company undertakes to sell Common Stock in an underwritten public offering and the Company's investment bankers advise the Company that in order to complete the public offering on the most favorable terms to the Company it is necessary to retire the Junior Preferred Stock, then the Company may direct all holders of the Junior Preferred Stock to convert the Junior Preferred Stock; provided that such holders will be obligated to convert only after the later of the time Warburg has committed to convert its Senior Preferred Stock and the consummation of such underwritten public offering. If the holders of the Junior Preferred Stock are required to convert the Junior Preferred Stock at a time when the Common Stock issuable upon conversion would have a value less than the accreted value of the Junior Preferred Stock (including all unpaid dividends), then such holders must either, at their option, require the Company to redeem the Junior Preferred Stock at the accreted value or convert the Junior Preferred Stock.

STOCKHOLDERS' AGREEMENT

          Upon consummation of the Restructuring, the Company, Warburg, Hanauer and Prudential entered into the Stockholders' Agreement dated January 29, 1993 and amended July 1, 1993 (the "Stockholders' Agreement").

          VOTING AGREEMENT. Pursuant to the Stockholders' Agreement prior to July 1, 1993, at any special or annual meeting of Stockholders at which Directors are to be elected or in connection with a solicitation of consents through which Directors are to be elected, each "Stockholder" (as defined below) is required to vote (or give a written consent with respect to) all of its shares of Capital Stock in favor of: (i) the election to the Board of two nominees designated by Prudential (the "Prudential Nominee") and three nominees designated by Warburg (the "Warburg Nominees"); and (ii) the election to the Board of such other nominees, not running in opposition to the Prudential Nominees or to the Warburg Nominees, who shall have been selected or approved as such by the Board. The Stockholders' Agreement was amended on July 1, 1993 to decrease the required number of Prudential Nominees to one and to decrease the required number of Warburg nominees to two. Warburg or Prudential may at any time cause the Stockholders' Agreement to be amended so that the required number of Prudential Nominees is increased to two and the required number of Warburg Nominees is increased to three. Prudential and Warburg will not be obligated to comply with the foregoing provisions if the Board has failed, in the case of Prudential, to nominate for election to the Board the required number of Prudential Nominees after being requested to do so by Prudential, or has failed, in the case of Warburg, to nominate for election to the Board the required "Stockholder" is currently defined in the Stockholders' Agreement to mean Warburg, Prudential and any other person (except Hanauer) who agrees to be bound by the terms of the Stockholders' Agreement, provided that no person shall be a "Stockholder" if such person ceases to beneficially own (x) at least 51% of the Senior Preferred Stock, Warburg 1993 Warrants and all issued Warburg Registrable Securities (as defined below) or (y) at least 75% of the Junior Preferred Stock, Prudential $5.50 Warrants and all issued Prudential Registrable Securities (as defined below).

          The Stockholders' Agreement also provides that each "Stockholder"
(i) will vote against removal of the other party's nominees (unless requested by such party to vote for removal in which case it will do so), (ii) will exercise its best efforts to cause its nominees on the Board to vote in favor of a nominee of the other party to fill any vacancy on the Board created by the resignation, removal or death of such party's nominee if the effect of failing to so fill such vacancy would be that there would be less than one Prudential Nominee or two Warburg Nominees remaining on the Board, and (iii) at any special or annual meeting of Stockholders prior to the Company's 1995 annual meeting, will vote (or give a written consent with respect to) all of its shares of Capital Stock in favor of electing Hanauer as a Director or against removal of Hanauer as a Director.

          The provisions of the Stockholders' Agreement pertaining to voting by Stockholders will terminate at such time as there is only one Stockholder. In any event, the provisions of the Stockholders' Agreement with respect to voting arrangements and restrictions will terminate no later than ten years from the date of the Stockholders' Agreement in accordance with applicable law, subject to extension by the agreement of the remaining parties to the Stockholders' Agreement.

          Pursuant to the Stockholders' Agreement, Reuben S. Leibowitz, John D. Santoleri and Douglas M. Karp were Warburg Nominees, and Wilbert F. Schwartz and John P. Mullman were Prudential Nominees who were elected to the Board in January 1993. Mr. Karp and Mr. Mullman have resigned from the Board. In February 1993, Mr. Schwartz became President and Chief Executive Officer of the Company and was no longer a Prudential Nominee. Effective July 1, 1994, Mr. Schwartz resigned his position as President and Chief Executive, and effective August 29, 1994, Mr. Schwartz resigned from the Board. Messrs. Leibowitz and Santoleri were elected to the Board at the Annual Meeting. Prudential did not designate a nominee for election to the Board at the Annual Meeting.

          Upon consummation of the Financing Transactions, the definition of "Stockholder" in the Stockholders' Agreement will be amended to mean Warburg, terms of the Stockholders' Agreement, provided that no person shall be a "Stockholder" (as defined in the Stockholders' Agreement) if such person ceases to beneficially own (x) at least 51% of the Senior Preferred Stock, Warburg 1993 Warrants, Warburg 1994 Warrants and all issued Warburg Registrable Securities or (y) at least 75% of the Junior Preferred Stock, Prudential $5.50 Warrants, Prudential 1994 Warrants and all issued Prudential Registrable Securities. The Common Stock issuable upon exercise of the New Warrants and the Common Stock acquired by Warburg, Hanauer or Prudential, as the case may be, in connection with the Rights Offering will be subject to the voting requirements of the Stockholders' Agreement.

          Prior to September 1993, the Company and its subsidiary, Grubb & Ellis Asset Services Company ("GEASC"), provided services to the Resolution Trust Company (the "RTC") and the Federal Deposit Insurance Corporation (the "FDIC"). As a result of Prudential's current stock ownership and certain of its rights under the Stockholders' Agreement, Prudential may be deemed to be a related entity to the Company under RTC regulation. The Company, upon learning that Prudential was party to a lawsuit with the FDIC, voluntarily refrained from entering into new RTC contracts on the basis that if Prudential is deemed to be a related party with the Company, the existence of the lawsuit might impair the Company's and GEASC's ability to contract with the RTC and the FDIC. The Company is currently in contact with the RTC to determine what limits might be placed on Prudential in order to satisfy RTC regulations. Prudential has expressed its willingness to enter into certain amendments to the Stockholders' Agreement to eliminate one impediment to resumption of the Company's contracting business with the RTC and the FDIC, including (i) terminating the voting agreements contained in the Stockholders' Agreement, (ii) waiving, but not relinquishing, its right to nominate Directors until such time as Prudential's equity ownership in the Company will not impair GEASC's ability to perform government contracting services, and (iii) to the extent that Prudential is entitled to cast more than 24.9% of the votes which all Stockholders are eligible to cast on any matter, granting a proxy to the Board to vote the excess shares (but only the excess shares) on such matter in proportion to the vote thereon of all Stockholders other than Prudential. Prudential will continue to have registration rights under the Stockholders' Agreement as described below. In April 1994, the Company was notified by the RTC that it has proposed to exclude the Company from RTC contracting as the Company had not filed certain reports with the RTC. The Company has filed a response to the RTC's proposed exclusion. Both matters must FDIC contracting business. The Company is unable to predict the outcome or timing of these matters or whether or when it will be allowed to resume RTC and FDIC contracting services.

          REGISTRATION RIGHTS. The Stockholders' Agreement provides that at any time each of (i) the holders of at least 30% of the aggregate number (on the date of the Stockholders' Agreement) of shares of Common Stock issued or issuable upon conversion of any Senior Preferred Stock and all shares of Common Stock issued or issuable upon exercise of any Existing Warrants and Contingent Warrants issued to Warburg and Hanauer (collectively, the "Warburg Registrable Securities"), may make three written requests to the Company for registration under the Securities Act of all or part of such securities; provided, however, that Warburg may make any of such three requests for registration regardless of the percentage of Warburg Registrable Securities held by it, and (ii) each of the holders of at least 30% of the aggregate number (on the date of the Stockholders' Agreement) of shares of Common Stock issued upon exercise of the Old Prudential Warrants, all shares of Common Stock issued or issuable upon conversion of any Junior Preferred Stock and all shares of Common Stock issued or issuable upon exercise of any Prudential $5.50 Warrants (collectively, the "Prudential Registrable Securities") may make three written requests to the Company for registration under the Securities Act of all or part of such securities; provided, however, that Prudential may make any of such three requests for registration regardless of the percentage of Prudential Registrable Securities held by it.

          The Stockholders' Agreement also provides that in the event a holder of Warburg Registrable Securities requests a registration pursuant to the foregoing provisions, Hanauer may elect to include a proportionate share of Warburg Registrable Securities held by him in which case he will be permitted to sell such Warburg Registrable Securities on the same terms as the holder of the Warburg Registrable Securities requesting such registration.

          Pursuant to the Stockholders' Agreement, holders of Warburg Registrable Securities and Prudential Registrable Securities also have certain "piggyback" registration rights to include their securities, subject to certain limitations, in any other registration statement filed by the Company for its own account or pursuant to any of the foregoing requests, or otherwise.
Whenever the Company effects a registration pursuant to the registration rights provisions of the Stockholders' Agreement, the Company will be required to pay the costs of such registration of securities, except that each selling stockholder will bear its pro rata share of customary underwriting discounts and transfer taxes. The Stockholders' Agreement contains customary indemnification and contribution provisions relating to the exercise by the holders of registrable securities of their registration rights thereunder.

          Upon consummation of the Financing Transactions, the Stockholders' Agreement will be amended to extend the registration rights currently granted to Warburg and Prudential to the Warburg 1994 Warrants and the Prudential 1994 Warrants to be issued in connection with the Financing Transactions, any shares of Common Stock issued upon exercise of such Warrants and any shares of Common Stock acquired by Warburg, Hanauer or Prudential, as the case may be, in connection with the Rights Offering. Warburg, Prudential and Hanauer have not requested that the Company include any registrable securities in the registration statement which the Company filed in connection with the Rights Offering.

SUMMARY OF ANTICIPATED EFFECTS OF THE FINANCING TRANSACTIONS; DILUTION

          The Financing Transactions will have a material effect on the Company and on the holders of the Company's Common Stock. The Financing Transactions may result in a significant dilution of the voting interests of the Company's Common Stockholders, depending on the participation of the Stockholders in the Rights Offering. Such dilution would reduce a Common Stockholder's ownership interest in the Company.

          The following table sets forth the equity ownership of the Company prior to the consummation of the Financing Transactions and assuming conversion of Preferred Stock.

                                             Before Financing Transactions
                                             -----------------------------
                                                       Number of                     Percent of
                                                        Common                         Equity
                           Number of                      and                         Assuming
                            Common                     Preferred                     Exercise of
                            Shares       Percent       Shares(1)       Percent       Warrants(2)
                            ------       -------       ---------       -------       -----------
Public                    4,010,000        90.5%       4,010,000         34.4%          30.9%
Warburg                           0         0          4,256,000         36.5           39.5
Hanauer                      21,000         0.5          316,000          2.7            4.3
Prudential                  398,000         9.0        3,072,000         26.4           25.3
                          ---------       -----       ----------        -----          -----

____________________

(1) Assumes conversion of the Senior Preferred Stock held by Warburg and Hanauer into approximately 4,256,000 and 295,000 shares of Common Stock, respectively. Assumes conversion of the Junior Preferred Stock held by Prudential into approximately 2,675,000 shares of Common Stock. Holders of the Senior Preferred Stock and the Junior Preferred Stock have one vote for each share of Common Stock into which the Preferred Stock could be converted. Does not assume exercise of stock options issued pursuant to the Company's stock option plans.

(2) Assumes the exercise of Existing Warrants held by Warburg, Hanauer and Prudential for 482,000, 218,000 and 200,000 shares of Common Stock, respectively. Assumes the exercise of Contingent Warrants held by Warburg and Hanauer for approximately 374,000 and 26,000 shares of Common Stock, respectively.


          The following table sets forth the equity ownership of the Company after the consummation of the Financing Transactions, assuming that Common Stockholders fully subscribe to the

Rights Offering and assuming that Common Stockholders do not purchase any shares of Common Stock upon exercise of the Rights, and that Warburg acquires 4,250,000 shares of Common Stock, which is approximately the maximum number which it has agreed to acquire pursuant to the Stand-by Agreement.


                          After Financing Transactions                      After Financing Transactions
                          Assuming Common Stockholders                   Assuming Common Stockholders Do Not
                      Purchase Shares in Rights Offering(1)             Purchase Shares in Rights Offering(3)
                    -----------------------------------------         -----------------------------------------
                                                    Percent                                           Percent
                                                   of Equity                                         of Equity
                     Number of                     Assuming            Number of                     Assuming
                      Common       Percent       All Warrants           Common       Percent       All Warrants
                      Shares      of Equity      Exercised(2)           Shares      of Equity      Exercised(4)
                      ------      ---------      ------------           ------      ---------      ------------
Public               8,417,000       51.1%           46.0%             4,010,000       24.6%           22.3%
Warburg              4,615,000       28.0            31.5              8,887,000       54.4            54.8
Prudential           3,072,000       18.7            18.7              3,072,000       18.8            19.0
                    ----------      -----           -----             ----------      -----           -----
Total               16,466,000      100.0%          100.0%            16,333,000      100.0%          100.0%

____________________

(1) Assumes the purchase of all shares of Common Stock issuable upon exercise of all Rights by Common Stockholders, other than Prudential. Also assumes conversion of the Senior Preferred Stock held by Warburg and Hanauer into 4,615,000 and 320,000 shares of Common Stock, respectively, and conversion of the Junior Preferred Stock held by Prudential into approximately 2,675,000 shares of Common Stock. Does not assume exercise of stock options issued pursuant to the Company's stock option plans.

(2) Assumes (i) the exercise of Existing Warrants, as amended, held by Warburg, Hanauer and Prudential for 645,000, 291,000 and 200,000 shares of Common Stock, respectively, (ii) the exercise of New Warrants held by Prudential for 150,000 shares of Common Stock and (iii) the exercise of Contingent Warrants held by Warburg and Hanauer for 495,000 and 35,000 shares of Common Stock, respectively.

(3) Assumes acquisition by Warburg of 4,250,000 shares of Common Stock in connection with the Rights Offering. Also assumes conversion of the Senior Preferred Stock held by Warburg and Hanauer into 4,639,000 and 322,000 shares of Common Stock, respectively, the acquisition by Hanauer of approximately 21,000 shares of Common Stock upon exercise of Rights and conversion of the Junior Preferred Stock held by Prudential into approximately 2,675,000 shares of Common Stock. Does not assume exercise of stock options issued pursuant to the Company's stock option plans.

(4) Assumes (i) the exercise of Existing Warrants, as amended, held by Warburg, Hanauer and Prudential for 654,000, 295,000 and 200,000 shares of Common Stock, respectively, (ii) the exercise of New Warrants held by Warburg and Prudential for 325,000 and 150,000 shares of Common Stock, respectively, and (iii) the exercise of Contingent Warrants held by Hanauer for 35,000 shares of Common Stock.

                                 USE OF PROCEEDS

          The maximum net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $10.1 million (assuming all of the shares of Common Stock offered hereby are purchased pursuant to the exercise of Rights and after deducting estimated expenses of the Financing Transactions). The minimum net proceeds of the Rights Offering are estimated to be approximately $9.8 million (assuming the purchase of Common Stock only by expenses of the Financing Transactions). Warburg is required to fulfill its standby commitment first through cancellation of indebtedness under the Bridge Loan, including accrued interest, and thereafter through payment of funds directly to the Company. In the event that following the purchase of shares by Warburg pursuant to its standby commitment there is any outstanding indebtedness remaining under the Bridge Loan, any such remaining amounts outstanding under the Bridge Loan will be retired with the proceeds of the Rights Offering. Thereafter, remaining proceeds, if any, of the Rights Offering will be used for general corporate purposes.

                                  MARKET PRICE

          The principal markets for the Company's Common Stock are the NYSE and the Pacific Stock Exchange. The following table sets forth the high and low sales prices of the Company's Common Stock as reported on the NYSE composite tape for the period indicated. The prices shown have been adjusted to give retroactive effect to a one-for-five reverse stock split as of January 29, 1993.


                                                                Price Range of
                                                                 Common Stock
                                                              ------------------
                                                                High       Low
                                                              --------   -------
 1991
      First Quarter  . . . . . . . . . . . . . . . . . . . .  $14-3/8    $5
      Second Quarter . . . . . . . . . . . . . . . . . . . .   12-1/2     7-1/2
      Third Quarter  . . . . . . . . . . . . . . . . . . . .   10         6-7/8
      Fourth Quarter . . . . . . . . . . . . . . . . . . . .    8-3/4     6-1/4

 1992
      First Quarter  . . . . . . . . . . . . . . . . . . . .  $12-1/2    $6-7/8
      Second Quarter . . . . . . . . . . . . . . . . . . . .   10-5/8     6-1/4
      Third Quarter  . . . . . . . . . . . . . . . . . . . .    8-1/2     5
      Fourth Quarter . . . . . . . . . . . . . . . . . . . .    6-1/4     4-3/8

 1993
      First Quarter  . . . . . . . . . . . . . . . . . . . .  $ 8        $1-7/8
      Second Quarter . . . . . . . . . . . . . . . . . . . .    5-7/8     3-3/8
      Third Quarter  . . . . . . . . . . . . . . . . . . . .    4-1/2     2-3/4
      Fourth Quarter . . . . . . . . . . . . . . . . . . . .    3-5/8     2-5/8

 1994
      First Quarter  . . . . . . . . . . . . . . . . . . . .  $ 3-7/8    $2-7/8
      Second Quarter . . . . . . . . . . . . . . . . . . . .    3-1/4     2-1/4
      Third Quarter (through September __, 1994) . . . . . .


the Financing Transactions by the Company, the closing sales price of the Common Stock on the NYSE was $3-3/8 per share. On September 12, 1994, the date of the Annual Meeting at which the Financing Transactions were approved, the closing sales price of the Common Stock on the NYSE was $_______ per share.

          The Company did not pay any cash dividends during the periods indicated, and is prohibited from doing so under the Prudential Debt Agreement.

                                    DILUTION

          The net tangible book value of the Company's Common Stock as of June 30, 1994 was approximately ($73.5 million) or ($17.87) per share. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 4,114,549 shares of Common Stock pursuant to the Rights Offering and after deducting the estimated offering expenses, the pro forma net tangible book value of the Company as of June 30, 1994 would have been approximately ($64.1 million), or ($7.79) per share, representing an immediate increase in net tangible book value of $10.08 per share to existing stockholders and an immediate and substantial dilution of $10.17 per share to stockholders purchasing shares in the Rights Offering. The following table illustrates this per share dilution:


     Subscription Price  . . . . . . . . . . . . . . . . . . . . . . . . . . . .                $ 2.38
         Net tangible book value per share before offering . . . . . . . . . . .   ($17.87)
         Increase per share attributable to stockholders
           exercising Rights . . . . . . . . . . . . . . . . . . . . . . . . . .     10.08
                                                                                     -----
     Pro forma net tangible book value per share after offering. . . . . . . . .                 (7.79)
                                                                                                 -----
     Dilution to stockholders exercising Rights(1) . . . . . . . . . . . . . . .               ($10.17)
                                                                                               -------
                                                                                               -------

____________________

(1) Dilution is determined by subtracting the pro forma net tangible book value per share from the Subscription Price paid by a stockholder for a share of Common Stock.


          The above calculations do not give effect to the exercise of all warrants that will be outstanding upon consummation of the Financing Stockholders who exercise Rights would have experienced an immediate dilution in net tangible book value of $8.28 per share.

                                 DIVIDEND POLICY

          The Company intends to retain any future earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Prudential Debt Agreement prohibits the payment by the Company of dividends or distributions on the Common Stock until the outstanding debt under such Agreement is paid in full.


                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

          The following summary of federal income tax consequences is based on current law, is for general information only and is not based upon or supported by a ruling of the Internal Revenue Service (the "Service"). The tax treatment of a holder of Rights or Common Stock acquired on exercise of a Right may vary depending upon his particular situation. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. EACH HOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF RECEIVING, HOLDING, EXERCISING AND DISPOSING OF THE RIGHTS OR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND PENDING TAX LAWS.

RIGHTS

          RECEIPT OF RIGHTS. Pursuant to Section 305(a) of the Internal Revenue Code of 1986, as amended (the "Code"), a holder should not recognize income for federal income tax purposes by reason of the receipt of a Right, and the Company intends to so treat the distribution of Rights as a nontaxable distribution.

          If the Service were to take a contrary position with respect to this matter, by deeming the distribution of Rights to constitute a taxable distribution, a holder receiving a Right would recognize a dividend, taxable as ordinary income, in an amount equal to the fair market value of the Right received, but only to the extent of the current and accumulated earnings and profits of the Company. To the extent the deemed distribution exceeds the current and accumulated earnings and profits of the Company, such excess would be treated first as a nontaxable recovery of adjusted tax basis in the Common Stock with respect to which the Right was distributed and then as gain from the sale or exchange of such Common Stock. A holder's tax basis in a Right received in a taxable distribution would equal the fair market value of the Right as of the date of distribution of the Right (the "Distribution Date").

          Under the Company's intended treatment (i.e., a nontaxable distribution), if a Right is exercised, the tax basis of the Right in the hands shares of Common Stock with respect to which the Right was distributed between such shares of Common Stock and the Right, in proportion to their relative fair market values on the Distribution Date. If, however, the fair market value of the Right on the Distribution Date is less than 15% of the fair market value of the shares of Common Stock with respect to which the Right was distributed, the holder's tax basis in the Right will be deemed to be zero unless the holder affirmatively elects, in accordance with Treasury Regulations, to apportion his tax basis in accordance with the preceding sentence. The holding period of a Right will include the holding period for the shares of Common Stock with respect to which the Right was distributed.

          EXERCISE OF RIGHTS. No gain or loss will be recognized by a holder of Rights upon exercise of the Rights for cash. The adjusted tax basis of a holder of Common Stock acquired upon exercise of Rights will be equal to the sum of the holder's adjusted tax basis in the exercised Rights and the Subscription Price. The holding period for Common Stock acquired upon exercise of Rights will commence on the date of such exercise.

          EXPIRATION OF RIGHTS WITHOUT EXERCISE. A holder of a Right who allows it to expire without exercise may not allocate any tax basis to the unexercised Right and will therefore not sustain a loss because of its expiration.

          ADJUSTMENT TO THE TERMS OF A RIGHT. An adjustment to the Subscription Price of a Right, or the failure to make such an adjustment (and possibly an adjustment to the number of shares of Common Stock purchasable upon the exercise of the Right or the failure to make such an adjustment), in certain circumstances may result in a distribution that could be taxable as a dividend under the Code to the holder of the Right or the Common Stock. Alternatively, a modification of the terms of a Right may be treated as a taxable exchange of the Right for a new right to purchase Common Stock, with the holder recognizing gain or loss (as discussed above), even though no cash may have been distributed to the holder.

COMMON STOCK

          DISPOSITION OF COMMON STOCK. The sale or other disposition of Common Stock acquired on exercise of a Right will result in the recognition of gain or loss by the holder of such Common Stock in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the Common Stock. Gain or loss will be capital gain or loss if the Common Stock was held as a capital asset, and will be long-term capital gain or loss if the Common Stock has a holding period for tax purposes of more than one year. The holding period of shares of Common Stock acquired by exercise of the Rights commences on the date such Rights are exercised.

POTENTIAL LIMITATIONS ON USE OF LOSS CARRYFORWARDS

the amount of a loss corporation's taxable income that could be offset annually by its carryforwards of net operating loss (and certain "built-in" losses that are economically accrued but not recognized at the time of a change of ownership) to an amount equal to the product obtained by multiplying the aggregate value of such corporation's capital stock immediately prior to the requisite change of ownership by the federal long-term tax-exempt interest rate. A change of ownership occurs and Section 382 of the Code will apply if, within a three year "testing period," there is more than a 50 percentage point increase in the capital stock of the loss corporation held by persons who own (actually or constructively) at least five percent in value of the loss corporation's stock (with persons who separately are less than five percent stockholders generally being treated in the aggregate as a single stockholder). Except in limited circumstances, options to acquire stock will be treated as if they had been exercised, on an option-by-option basis, if such treatment results in the requisite change of ownership.

          Upon the reorganization of the Company in January 1993, a change of ownership occurred for Section 382 purposes, which limited the availability of any then existing net operating loss carryforwards and built-in losses of the Company. Although the Rights Offering, of itself, will not trigger a change of ownership for purposes of Section 382 of the Code, future events beyond the control of the Company, such as transactions in its Common Stock or other ownership interests, could cause a change of ownership and result in limitations on the use of losses by the Company. Therefore, there can be no assurance that carryforwards of net operating loss (and certain "built-in" loss, when recognized) of the Company will be available to offset future income and tax liability of the Company.

          THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER OF RIGHTS AND COMMON STOCK SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE RIGHTS AND COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND PENDING TAX LAWS.

                                  LEGAL MATTERS

          The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California.

                                     EXPERTS

          The consolidated financial statements and schedules of Grubb & Ellis Company and Subsidiaries at December 31, 1993 and 1992, and for the years then ended, incorporated by reference in this Prospectus and Registration Statement their reports thereon incorporated by reference herein and in the Registration Statement which, as to the year ended December 31, 1993, is based in part on the report of Coopers & Lybrand, independent public accountants. The consolidated financial statements and schedules of Grubb & Ellis Company and Subsidiaries at December 31, 1991 and for the year then ended, incorporated by reference in this Prospectus and Registration Statement have been audited by Coopers & Lybrand, independent public accountants, as set forth in their report thereon incorporated by reference herein and in the Registration Statement. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                  INSTRUCTIONS FOR USE OF GRUBB & ELLIS COMPANY
                               RIGHTS CERTIFICATE
                            _________________________

                 CONSULT THE SUBSCRIPTION AGENT OR YOUR BANK OR
                           BROKER AS TO ANY QUESTIONS
                            _________________________

          In any state where the offering made thereby must be made by a broker-dealer registered in that state, the offering is being made on behalf of Grubb & Ellis Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                            _________________________


          The following instructions relate to a rights offering (the "Rights Offering") by Grubb & Ellis Company, a Delaware corporation (the "Company"), to the holders of its Common Stock, $0.01 par value (the "Common Stock"), as described in the Company's Prospectus dated September 13, 1994 (the "Prospectus"). Holders of record of Common Stock at the close of business on September 13, 1994 (the "Record Date") are receiving one nontransferable subscription right (each, a "Right") for each share of Common Stock held of record on the Record Date. The Rights are evidenced by nontransferable rights certificates ("Rights Certificates"), which record holders are receiving with copies of the Company's Prospectus. Each whole Right entitles the holder thereof to purchase from the Company one share of Common Stock at the subscription price of $2.375 (the "Subscription Price"). An aggregate of 4,433,000 Rights exercisable to purchase an aggregate of 4,433,000 shares of Common Stock are being distributed in connection with the Rights Offering. Any shares of Common Stock offered hereby and not purchased pursuant to the Basic Subscription Privilege will be available for subscription pursuant to an oversubscription privilege (the "Oversubscription Privilege"). A holder who validly exercises all of the Rights evidenced by the Rights Certificate issued remaining shares of Common Stock, up to a maximum number equal to the number of shares of Common Stock held by such holder as of the Record Date. If the total number of shares of Common Stock available for purchase pursuant to the Oversubscription Privilege (the "Excess Shares") is insufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata among the holders exercising the Oversubscription Privilege in proportion to the number of Rights exercised by each such holder, relative to the number of Rights exercised by all holders exercising the Oversubscription Privilege. If such pro rata allocation results in any holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of that holder's Oversubscription Privilege, then such holder will be allocated only that number of Excess Shares for which such holder oversubscribed, and the remaining Excess Shares will be allocated among all other holders exercising the Oversubscription Privilege on the same pro rata basis outlined above. No fractional shares will be issued. The Oversubscription Privilege is not transferable. See "The Rights Offering - Subscription Privileges - Oversubscription Privilege" in the Prospectus.


          The Rights will expire at 5:00 p.m, Chicago time, on October 20, 1994 (the "Expiration Time"), subject to extension in the discretion of the Company.

          The number of Rights to which you are entitled is printed on the face of your Rights Certificate. You should indicate your wishes with regard to the exercise of your Rights by completing the appropriate form or forms on the back of your Rights Certificate and returning the Rights Certificate to the Subscription Agent in the envelope provided.

          YOUR SUBSCRIPTION RIGHT MUST BE RECEIVED BY THE SUBSCRIPTION AGENT, OR GUARANTEED DELIVERY PROCEDURES WITH RESPECT TO YOUR SUBSCRIPTION RIGHT MUST BE COMPLIED WITH, AND PAYMENT OF THE SUBSCRIPTION PRICE, INCLUDING FINAL CLEARANCE OF ANY CHECKS, MUST BE

RECEIVED BY THE SUBSCRIPTION AGENT, AT OR BEFORE 5:00 P.M, CHICAGO TIME, ON OCTOBER 20, 1994, OR SUCH LATER DATE AS IS DETERMINED BY THE COMPANY. YOU MAY NOT REVOKE ANY PROPER EXERCISE OF A RIGHT.

1.   SUBSCRIPTION.


          To exercise Rights, complete and sign the Exercise Form and send it (or Notice of Guaranteed Delivery), together with payment in full of the Subscription Price for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege to Harris Trust Company of California, as Subscription Agent (the "Subscription Agent"). Payment of the Subscription Price must be made for the full number of shares of Common Stock being subscribed for (a) in U.S. dollars by check or postal, California, as Subscription Agent or (b) by wire transfer of funds in U.S. dollars to the account maintained by the Subscription Agent for such purpose at Harris Trust & Savings Bank, ABA No. 07000288; Account No. 1092113; Account
Name: Harris Trust Shareholder Services. THE SUBSCRIPTION PRICE WILL BE DEEMED TO HAVE BEEN RECEIVED BY THE SUBSCRIPTION AGENT ONLY UPON (I) CLEARANCE OF ANY UNCERTIFIED CHECK, (II) RECEIPT BY THE SUBSCRIPTION AGENT OF ANY CERTIFIED OR CASHIER'S CHECK OR OF ANY POSTAL, TELEGRAPHIC OR EXPRESS MONEY ORDER OR (III) RECEIPT OF COLLECTED FUNDS IN THE SUBSCRIPTION AGENT'S ACCOUNT DESIGNATED ABOVE. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. ACCORDINGLY, REGISTERED HOLDERS OF RIGHTS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF AN UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION TIME TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER, IN THE ALTERNATIVE, PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHEEK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.



          Alternatively, you may cause a written guarantee substantially in the form of Exhibit A to these Instructions (the "Notice of Guaranteed Delivery") from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), to be received by the Subscription Agent prior to the Expiration Time; payment in full of the applicable Subscription Price may be made separately as long as said payment is also received by the Subscription Agent prior to the Expiration Time. Such Notice of Guaranteed Delivery must state your name, the number of Rights represented by your Rights Certificate and the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and, if any, pursuant to the Oversubscription Privilege, and must guarantee the delivery to the Subscription Agent of your properly completed and executed Rights Certificate by 5:00 p.m., Chicago time on October 20, 1994. Additional copies of the Notice of Guaranteed Delivery may be obtained upon request from the Subscription Agent or the Information Agent at the addresses, or by calling the telephone numbers, indicated below.

          Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Privilege and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company (by delivery to the Subscription Agent of a Nominee Holder Certification substantially in the form available from the Subscription Agent or exercised and the number of shares of Common Stock thereby subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege by each beneficial owner of Rights (which may include such nominee) on whose behalf such nominee is acting. If more Excess Shares are subscribed for pursuant to the Oversubscription Privilege than are available for sale, Excess Shares will be allocated PRO RATA, as described above.

          ONCE A HOLDER HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE, THE EXERCISE MAY NOT BE REVOKED.

          The addresses and telephone number of the Subscription Agent, are as follows:


                              GENERAL INFORMATION:
                                 (312) 462-3324


                                    BY MAIL:

                       Harris Trust Company of California
                        c/o Harris Trust and Savings Bank
                                  P.O. Box 830
                          Chicago, Illinois 60690-0830


                       FACSIMILE TRANSMISSION COPY NUMBER:
                                 (312) 765-8244


                         CONFIRM FACSIMILE BY TELEPHONE:
                                 (312) 461-3324


                          BY HAND OR OVERNIGHT COURIER:

                       Harris Trust Company of California
                        c/o Harris Trust and Savings Bank
                           311 West Monroe, 11th Floor
                            Chicago, Illinois, 60606

          The address and telephone number of Morrow & Co., Inc., the Information Agent, are as follows:

                         Morrow & Co., Inc.
                         909 Third Avenue, 20th Floor
                         New York, New York  10022-4799
                         Call Toll Free: (800) 662-5200

          If the aggregate Subscription Price that you have paid is insufficient to purchase the number of shares of Common Stock that you have indicated are being subscribed for, or if you do not specify the number of shares of Common Stock you intend to purchase, then you will be deemed to have exercised first the Basic Subscription Privilege and second the Oversubscription Privilege to purchase shares of Common Stock to the full extent of the payment tendered (subject to the restrictions described above). If the aggregate Subscription Price that you have paid exceeds the amount necessary to purchase the number of shares of Common Stock for which you have indicated an intention to subscribe, then you will be deemed to have exercised first, the Basic Subscription Privilege (if not already fully exercised) and second, the Oversubscription Privilege to the full extent of the excess payments tendered (subject to the restrictions described above).


          The following issuances, deliveries and payments will be made to you at the address shown on the face of your Rights Certificate.


          (a) DELIVERY OF CERTIFICATES. Certificates for shares of Common Stock issuable upon exercise of the Basic Subscription Privilege will be mailed as soon as practicable after the subscriptions have been accepted by the Subscription Agent to holders not participating in the Oversubscription Privilege. Certificates for shares of Common Stock issuable upon exercise of the Basic Subscription Privilege and the Oversubscription Privilege will be mailed as soon as practicable after the Expiration Time. However, holders participating in the Oversubscription Privilege may elect on the Exercise Form to have certificates for shares of Common Stock issuable upon exercise of the Basic Subscription Privilege mailed as soon as practicable after the subscriptions have been accepted and to have certificates representing shares issuable upon exercise of the Oversubscription Privilege mailed as soon as practicable after the Expiration Time.


          (b) CASH PAYMENTS. As soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected, the Subscription Agent will return by mail without interest or deduction to each registered holder of Rights exercising the Oversubscription Privilege any excess funds received in payment of the Subscription Price for

Excess Shares that are subscribed for by such Rights holder but not allocated to such Rights holder pursuant to the Oversubscription Privilege.

3.   SIGNATURES.

          (a) SIGNATURES BY REGISTERED HOLDER. The signature on the Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Rights Certificate without any alteration or change whatsoever. Joint owners should each sign. Persons who sign the Rights Certificate in a representative or other fiduciary capacity, such as an executor, trustee or corporate officer,must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority to so act.

          (b) EXECUTION BY PERSON OTHER THAN REGISTERED HOLDER. If the Rights Certificate is signed by a person other than the holder named on the face of the Rights Certificate, proper evidence of authority of the person signing the Rights Certificate must accompany the same unless, for good cause, the Subscription Agent dispenses with proof of authority.

4.   METHOD OF DELIVERY.

          The method of delivery of Subscription Rights and payment of the Subscription Price to the Subscription Agent will be at the election and risk of that they be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and the clearance of any uncertified personal checks sent in payment of the Subscription Price prior to 5:00 p.m., Chicago time, on October 20, 1994.

5. SPECIAL PROVISIONS RELATING TO THE DELIVERY OF RIGHTS THROUGH THE DEPOSITORY TRUST COMPANY.

          In the case of Rights that are held of record through The Depository Trust Company ("DTC"), exercises of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected by instructing DTC to transfer Rights (such Rights being "DTC Exercised Rights") from the DTC account of such holder to the DTC account of the Subscription Agent, together with making payment of the Subscription Price for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege. THE OVERSUBSCRIPTION PRIVILEGE IN RESPECT TO THE DTC EXERCISED RIGHTS MAY NOT BE EXERCISED THROUGH DTC. The holder of DTC Exercised Rights may exercise the Oversubscription Privilege in respect of such DTC Exercised Rights by properly executing and delivering to the Subscription Agent at or prior to 5:00 p.m. Chicago time, on October 20, 1994, a DTC Participant Oversubscription Exercise Form, in the form available from the Information Agent or the Subscription Agent, together with payment of the appropriate Subscription Price for the number of shares of Common Stock for which the Oversubscription Privilege is to be exercised.

          If a Notice of Guaranteed Delivery relates to Rights with respect to which exercise of the Basic Subscription Privilege will be made through DTC and such Notice of Guaranteed Delivery also relates to the exercise of the Oversubscription Privilege, a DTC Participant Oversubscription Exercise Form must also be received by the Subscription Agent in respect of such exercise of the Oversubscription Privilege at or prior to the Expiration Time.

6.   TRANSFER TAXES.

          The Company will pay transfer taxes, if any, applicable to the issuance and sale of Common Stock to a registered holder of Rights upon the exercise of Rights by such holder. If, however, a transfer tax is imposed for any reason other than the issuance and sale of the Company's Common Stock to a registered holder of Rights upon exercise of Rights by such holder, the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the registered holder or such other person. In any such event, the Subscription Agent will be entitled to refuse to take the action requested until it has received satisfactory evidence of the payment of such taxes or exemption therefrom.

7.   IRREGULARITIES.

eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Rights Certificates will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Rights Certificates or incur any liability for failure to give such notification.


Exhibit A - Notice of Guaranteed Delivery

                                                                       EXHIBIT A
                                                                 TO INSTRUCTIONS
                          NOTICE OF GUARANTEED DELIVERY

                                       FOR

                               SUBSCRIPTION RIGHTS

                                    ISSUED BY

                              GRUBB & ELLIS COMPANY

          This form, or one substantially equivalent thereto, must be used to exercise Rights pursuant to the Rights Offering described in the Prospectus dated September 13, 1994 (the "Prospectus") of Grubb & Ellis Company, a Delaware corporation (the "Company"), if a registered holder of Rights cannot deliver the Rights Certificate evidencing the Rights (the "Rights Certificate"), to the Subscription Agent listed below (the "Subscription Agent") at or prior to 5:00 p.m., Chicago time, on October 20, 1994 (the "Expiration Time"), or such later time to which the Rights Offering may have been extended. Such form must be delivered by hand or sent by facsimile transmission or mail to the Subscription Agent, and must be received by the Subscription Agent at or prior to the Expiration Time. See "The Rights Offering-Exercise of Rights and Subscription Agent" in the Prospectus. Payment of the Subscription Price of $2.375 per share for each share of the Company's Common Stock subscribed for upon exercise of such Right must be received by the Subscription Agent in the manner specified in the Instructions at or prior to 5:00 p.m., Chicago time, on October 20, 1994, even if the Rights Certificate evidencing such Right is being delivered pursuant to the procedure for guaranteed delivery thereof.

                           THE SUBSCRIPTION AGENT IS:

                       HARRIS TRUST COMPANY OF CALIFORNIA

          The addresses and telephone number of the Subscription Agent, are as follows:

                              GENERAL INFORMATION:
                                 (312) 461-3324



                       Harris Trust Company of California
                        c/o Harris Trust and Savings Bank
                                  P.O. Box 830
                          Chicago, Illinois 60690-0830


                       FACSIMILE TRANSMISSION COPY NUMBER:
                                 (312) 765-8244


                         CONFIRM FACSIMILE BY TELEPHONE:
                                 (312) 461-3324


                          BY HAND OR OVERNIGHT COURIER:

                       Harris Trust Company of California
                        c/o Harris Trust and Savings Bank
                           311 West Monroe, 11th Floor
                            Chicago, Illinois, 60606


          DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

LADIES AND GENTLEMEN:

          The undersigned hereby represents that he or she is the registered holder of Rights Certificate(s) representing _________ Rights and that such Rights Certificate(s) cannot be delivered to the Subscription Agent at or before 5:00 p.m., Chicago time, on October 20, 1994. Upon the terms and subject to the conditions set forth in the Prospectus, receipt of which is hereby acknowledged, the undersigned hereby elects to exercise (i) the Basic Subscription Privilege to subscribe for one share of Common Stock per right with respect to each of ______________ Rights represented by such Subscription Right and (ii) the Oversubscription Privilege relating to each such Right to subscribe, to the extent that Excess Shares (as defined in the Prospectus) are available therefor, for an aggregate of up to __________ Excess Shares, subject to a maximum equal to the number of shares owned by the undersigned as of September 13, 1994. The undersigned understands that payment of the Subscription Price of $2.375 per share for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege must be received by the Subscription Agent at or before 5:00 p.m., Chicago time, on October 20, 1994, and represents that such payment, in the aggregate amount of $____________, either (check appropriate box):

/ / is being delivered to          / / has been delivered separately to the
the Subscription Agent;            Subscription Agent; and is being or was
                                   delivered in the manner set forth below
                                   (check appropriate box and complete
                                   information relating thereto):

/ / wire transfer of funds
    -   name of transferor institution _________________________________________
    -   date of transfer _______________________________________________________

/ / uncertified check (Payment by uncertified check will not be deemed to have been received by the Subscription Agent until such check has cleared. Holders paying by such means are urged to make payment sufficiently in advance of the Expiration Time to ensure that such payment clears by such date.)

/ / certified or cashier's check

/ / money order
    -   name of maker __________________________________________________________
    -   date and number of check or money order ________________________________
    -   bank on which check is drawn or issuer or money order __________________

Signature ______________________________________________________________________
________________________________________________________________________________
Name(s) ________________________________________________________________________

________________________________________________________________________________
                              PLEASE TYPE OR PRINT

(If signature is by a trustee(s), executor(s), administrator(s), guardian(s), attorney(s)-in-fact, agent(s), officer(s) of a corporation or another acting in a fiduciary or representative capacity, such capacity must be clearly indicated below.)


Address:
________________________________________________________________________________
________________________________________________________________________________
                              (INCLUDING ZIP CODE)

Area Code and Tel. No(s). ______________________________________________________
________________________________________________________________________________



Subscription Right
No(s). (if available) __________________________________________________________



- --------------------------------------------------------------------------------
                              GUARANTEE OF DELIVERY

      The undersigned, a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, guarantees that the undersigned will deliver to the Subscription Agent the Rights Certificate(s) representing the Rights being exercised hereby, and any other required documents, by 5:00 p.m., Chicago time on October 27, 1994.

_______________________________________  Dated: __________________________, 1993
Name(s) _______________________________  _______________________________________
_______________________________________  _______________________________________
               (Address)                             (Name of Firm)

_______________________________________  _______________________________________
    (Area Code and Telephone Number)              (Authorized Signature)



      The institution which completes this form must communicate the guarantee Subscription Agent within the time period shown herein. Failure to do so could result in a financial loss to such institution.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE RIGHTS OR THE COMMON STOCK TO WHICH IT RELATES, OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED BY REFERENCE HEREIN IS CORRECT AT ANY TIME AFTER THE DATE HEREOF.
                            _________________________

                                TABLE OF CONTENTS
                            _________________________


                                                                           Page
                                                                           ----

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . .   ii
Incorporation of Certain Documents
  By Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  iii
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . .   iv
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
The Rights Offering. . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
Financing Transactions . . . . . . . . . . . . . . . . . . . . . . . . . .   12
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
Market Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
Certain Federal Income Tax Consequences. . . . . . . . . . . . . . . . . .   30
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   32
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   32



- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                              GRUBB & ELLIS COMPANY

                               RIGHTS TO PURCHASE
                                  COMMON STOCK




                                ________________

                                   PROSPECTUS
                                ________________












                               September 13, 1994



- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the Rights and the Common Stock being registered (all amounts are estimated except the SEC Registration Fee):

     SEC Registration. . . . . . . . . . . . . . . . .   $  3,619
     Blue Sky Qualification Fees and Expenses. . . . .     25,000
     Legal Fees and Expenses . . . . . . . . . . . . .    200,000
     Accounting Fees and Expenses. . . . . . . . . . .     25,000
     Subscription Agent's and Information Agent's Fees     10,000
     Printing Expenses . . . . . . . . . . . . . . . .     45,000
     Listing Fees. . . . . . . . . . . . . . . . . . .     40,000
     Miscellaneous . . . . . . . . . . . . . . . . . .      1,381
                                                         --------
     Total     . . . . . . . . . . . . . . . . . . . .   $350,000
                                                         --------
                                                         --------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Section 7.01 of the Company's Bylaws states that the Company will, to the full extent permitted by the Delaware General Corporate Law, as amended from time to time, indemnify each person who is made a party to or is involved in any proceeding by reason of acting in the capacity of director, officer, employee or certain other capacities with the Company against certain liabilities, including certain labilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company has entered into indemnification agreements with each of its directors and executive officers, which also provide indemnification against certain liabilities, including certain liabilities under the Securities Act.

          Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to indemnify its directors and officers in terms sufficiently broad to permit such indemnification (including reimbursement of expenses incurred) under certain circumstances for liabilities arising under the Securities Act.

          The Company currently maintains directors' and officers' liability insurance in the form of policies which provide for coverage of liabilities up initial payments by the Company). The policies insure directors and officers for liabilities incurred in connection with or on behalf of the Company, except for losses incurred on account of certain specified liabilities, including losses from "matters which may be deemed uninsurable under the law pursuant to which this policy shall be construed."

ITEM 16.  EXHIBITS.

          4.1 Certificate of Incorporation of the Company, as restated effective December 8, 1993. (1)

          4.2 Specimen stock certificate for Common Stock, $0.01 par value, of the Company. (2)

          4.3  Form of Rights Certificate.

          5    Opinion of Latham & Watkins. (2)


          10.1 Standby Agreement dated July 21, 1994 between the Company and Warburg, Pincus Investors, L.P. (2)


          10.2 Amendment dated July 20, 1994 to the Senior Notes, the Subordinated Notes and the Revolving Credit Note Agreement between the Company and The Prudential Insurance Company of America. (2)


          23.1 Consent of Latham & Watkins (included in Exhibit 5). (2)

          23.2 Consents of Independent Public Accountants.

               23.2(a)  Consent of Ernst & Young LLP
               23.2(b)  Consent of Coopers & Lybrand.
               23.2(c)  Consent of Coopers & Lybrand.


          24   Powers of Attorney. (2)

__________________

          (1) Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

          (2) Previously filed with the Company's Registration Statement on Form S-3 (File No. 33-54707) filed on July 22, 1994.

ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the filed as part of this registration statement in reliance upon rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on the 31st day of August, 1994.

                                     GRUBB & ELLIS COMPANY


                                     /s/ Joe F. Hanauer
                                     -----------------------------------------
                                     Joe F. Hanauer, Chairman


          PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


- ---------                          -----                                   ----
/s/ Robert J. Hanlon, Jr.*         Chief Financial Officer and             August 31, 1994
- ----------------------------       Senior Vice President (Principal
Robert J. Hanlon, Jr.              Accounting Officer)


/s/ Joe F. Hanauer*                Chairman of the Board and Director      August 31, 1994
- ----------------------------
Joe F. Hanauer


/s/ Reuben S. Leibowitz*           Director                                August 31, 1994
- ----------------------------
Reuben S. Leibowitz


/s/ John D. Santoleri*             Director                                August 31, 1994
- ----------------------------
John D. Santoleri


/s/ Lawrence S. Bacow*             Director                                August 31, 1994
- ----------------------------
Lawrence S. Bacow


- ----------------------------       Director
R. David Anacker



*    By: Carol M. Vanairsdale
         -------------------------------
         (attorney-in-fact)

                                  Exhibit Index

     Document       Title                                        Page
     --------       -----                                        ----


     4.3            Form of Rights Certificate.

     23.2(a)        Consent of Ernst & Young LLP

     23.2(b)        Consent of Coopers & Lybrand.

     23.2(c)        Consent of Coopers & Lybrand.